Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176469
PROSPECTUS

Up to 10,651,835 Shares of Common Stock Issuable upon the Exercise of Transferable Subscription Rights at $3.50 Per Share

First BanCorp. (the “Corporation”) is the holding company for FirstBank Puerto Rico (“FirstBank”), a Puerto Rico-chartered commercial bank headquartered in San Juan, Puerto Rico.

We are distributing at no charge, to holders of our common stock, $0.10 par value per share (our “Common Stock”), as of September 6, 2011 (the “Record Date”), transferable subscription rights (the “Rights”), to purchase up to 10,651,835 shares of Common Stock at a price of $3.50 per share (the “Rights Offering”). In the Rights Offering, you will receive one Right for each share of Common Stock held by you of record as of 5:00 p.m., Eastern time, on the Record Date. The exercise of two Rights will entitle you to purchase one share of Common Stock at a subscription price of $3.50 per share (the “Basic Subscription Right”).

If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold and other holders of rights (“Rights Holders”) do not exercise their Basic Subscription Right in full, you may also subscribe for additional shares of Common Stock, subject to availability and allocation (the “Over-subscription Privilege”), provided that the aggregate number of shares of Common Stock purchased in the Rights Offering may not exceed 10,651,835. If the number of shares issuable upon the exercise of the Over-subscription Privilege exceeds the number of shares available, we will allocate the available shares pro rata among the Rights Holders exercising the Over-subscription Privilege in proportion to the number of shares such a Rights Holder elected to purchase pursuant to the Over-subscription Privilege, relative to the aggregate number of shares requested in all of the exercises of the Over-subscription Privilege received from Rights Holders. For additional details regarding the pro rata allocation process, see “Questions and Answers Relating to the Rights Offering—What is the Over-subscription Privilege?” If you properly exercise your Over-subscription Privilege for a number of shares that exceeds the number of shares allocated to you, any excess subscription payments received by the subscription agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Rights Offering. We may reject any over-subscription and we reserve discretion to reject an over-subscription to the extent the Rights Holder would own 5% or more of our Common Stock after the over subscription is exercised. If you exercise your Over-subscription Privilege and your over-subscription is rejected, for any reason, the excess subscription payment will be returned to you, without interest or penalty, as soon as practicable.

There is no minimum number of shares that must be sold or minimum subscription amount required for consummation of the Rights Offering and, as a result, if you exercise your Rights to purchase shares of Common Stock, you could be the only purchaser in the Rights Offering.

The Rights Offering will commence on October 25, 2011 and will expire at 5:00 p.m., Eastern Time, on November 29, 2011 (the “Expiration Date”). Any Right not exercised at or before that time will expire void and worthless without any payment to the holder thereof of cash or shares. We do not intend to extend the Expiration Date. You should carefully consider whether to exercise or transfer your Rights prior to the Expiration Date. All exercises of Rights are irrevocable. Our Board of Directors will not make a recommendation regarding any exercise or transfer of your Rights.

The Rights Offering will be made directly by us. We will not use an underwriter or selling agent. The Bank of New York Mellon is our subscription agent and information agent for the Rights Offering.

Our Common Stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “FBP.” On October 20, 2011, the closing price for a share of our Common Stock on the NYSE was $3.01 per share. The Rights will be transferable. The Rights will trade on the NYSE under the symbol “FBP-RT” until 4:00 p.m., Eastern time, on November 28, 2011, which is the last trading day prior to the Expiration Date, provided that our Common Stock is trading at a price of at least $3.50 per share. However, we cannot give you any assurance that a market for the Rights will develop or, if a market develops, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 7 to read about factors you should consider before you make your investment decision.

Stockholders who do not fully exercise their Rights will own, upon completion of the Rights Offering, a smaller proportional interest in the Corporation than otherwise would be the case had they fully exercised their Rights. See “Risk Factors—If you do not exercise your Rights, your percentage ownership will be further diluted” for more information.

Neither the Securities and Exchange Commission nor any securities commission of any state or other jurisdiction has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total(1)
Subscription Price	$3.50	$37,281,422.50
Proceeds, before expenses, to First BanCorp.	$3.50	$37,281,422.50

(1)	Assumes the exercise of Rights to purchase 10,651,835 shares of Common Stock in the Rights Offering.

It is anticipated that delivery of the shares of Common Stock purchased in the Rights Offering will be made immediately after the Expiration Date.

The date of this prospectus is October 25, 2011.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

This prospectus and any applicable prospectus supplement are not offers to sell nor are they seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any applicable prospectus supplement is complete and correct only as of the date on the front cover of such documents, regardless of the time of the delivery of such documents or any sale of these securities. In this prospectus, “First BanCorp,” “we,” “us,” and “our” refer to the consolidated operations of First BanCorp., and references to a company name refer solely to such company.

For investors outside the United States: We have not taken any action to permit a public offering of the shares of our Common Stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). When required, we will amend the registration statement or file prospectus supplements to update or change information contained in this prospectus. You should read both this prospectus or any amended prospectus and any prospectus supplement together with additional information described under the headings “Additional Information” and “Incorporation By Reference.”

Additional Information

As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement and its exhibits. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the SEC’s web site at http://www.sec.gov.

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Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that we filed with the SEC automatically updated and superseded previously filed information.

We hereby incorporate by reference into this prospectus the following documents that we have filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on April 15, 2011;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011 filed with the SEC on May 16, 2011 and August 15, 2011, respectively;

•	Our Current Reports on Form 8-K filed with the SEC on January 10, 2011, January 31, 2011, February 15, 2011 with respect to Item 8.01 only, April 4, 2011, April 15, 2011, June 2, 2011, as amended on July 19, 2011 and July 21, 2011, June 23, 2011, June 29, 2011, as amended on July 19, 2011 and July 21, 2011 (except with respect to Item 7.01), July 19, 2011, August 12, 2011 (except with respect to Item 2.02 and Exhibit 99.1), August 24, 2011, September 12, 2011, September 28, 2011, October 5, 2011, October 7, 2011, October 11, 2011 and October 13, 2011; and

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on July 21, 2011 and our Additional Definitive Proxy Materials on Schedule 14A filed with the SEC on August 16, 2011, August 24, 2011, and September 9, 2011.

You may request a copy of these filings, other than an exhibit to a filing (unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address: First BanCorp., Attention: Lawrence Odell, Secretary, P.O. Box 9146, San Juan, Puerto Rico, 00908-0146. Telephone requests may be directed to: (787) 729-8109. E-mail requests may be directed to lawrence.odell@firstbankpr.com. You may also access this information at our website at www.firstbankpr.com by viewing the “SEC Filings” subsection of the “Investor Relations” menu. No additional information on our website is deemed to be part of or incorporated by reference into this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

QUESTIONS AND ANSWERS RELATED TO THE RIGHTS OFFERING

The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the Rights Offering. This prospectus and the documents incorporated by reference into this prospectus contain more detailed descriptions of the terms and conditions of the Rights Offering and provide additional information about us and our business, including potential risks related to the Rights Offering, our Common Stock offered hereby and our business.

What is the Rights Offering?

We are distributing at no charge, to holders of our Common Stock, transferable Rights to purchase shares of Common Stock at a subscription price of $3.50 per share. You will receive such Rights if you owned Common Stock as of 5:00 p.m., Eastern Time, on the Record Date. Each Right will consist of a Basic Subscription Right and an Over-subscription Privilege, as described below. You will receive one Right for each share of Common Stock that you owned on the Record Date. We will issue up to a total of 10,651,835 shares of Common Stock in the Rights Offering.

Why are we conducting the Rights Offering?

The Rights Offering is being conducted so that existing stockholders have the opportunity to purchase Common Stock at $3.50, the same price at which we sold 150,000,000  shares of our Common Stock on October 7, 2011 in a private placement to institutional investors (the “capital raise”). We intend to use the net proceeds we receive from the Rights Offering for general corporate purposes, including improving the Corporation’s and FirstBank’s capital positions.

The Corporation’s issuance of shares of Common Stock in the capital raise enabled the Corporation to convert into Common Stock the outstanding shares of the Fixed Rate Cumulative Mandatory Convertible Preferred Stock, Series G (the “Series G Preferred Stock”), and enhances the ability of the Corporation’s banking subsidiary, FirstBank, to maintain the capital levels required by the order dated June 2, 2010 (the “FDIC Order”) that FirstBank entered into with the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (“OCIF”). These transactions have improved the Corporation’s capital position, consistent with the written agreement dated June 3, 2010 (the “Written Agreement” and collectively with the FDIC Order, the “Agreements”) that it entered into with the Federal Reserve Bank of New York (the “FED” or “Federal Reserve”).

Why is the Rights Offering limited to 10,651,835 shares?

Pursuant to the amended investment agreements we entered into with the institutional investors as part of the capital raise, we agreed to conduct the Rights Offering in a dollar amount not to exceed $37.3 million. Therefore, this offering cannot exceed 10,651,835 shares.

What is the Basic Subscription Right?

Pursuant to the Rights Offering, Rights Holders will be entitled to purchase one share of Common Stock upon their exercise of two Rights at a subscription price of $3.50 per share. You may exercise some, all or none of your Rights. You may also transfer your Rights. The Rights will be a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market develops, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights, and we cannot estimate the price at which you may be able to sell your Rights.

If you hold Common Stock in your name, the number of shares you may purchase pursuant to your Basic Subscription Right is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate; your nominee will receive a rights certificate pertaining to your shares. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the Over-subscription Privilege?

If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold, you may also choose to exercise your Over-subscription Privilege by purchasing a portion of any whole shares that other Rights Holders do not purchase through their Basic Subscription Rights. You should indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares you would like to purchase pursuant to your Over-subscription Privilege.

We will seek to honor the exercises of the Over-subscription Privilege (“over-subscription requests”) in full, subject to a maximum of 10,651,835 shares of Common Stock being offered in the Rights Offering and the limitations described below. If the number of shares issuable upon the exercise of over-subscription requests exceeds the number of shares available, we will allocate the available shares pro rata among the Rights Holders exercising the Over-subscription Privilege in proportion to the number of shares each Rights Holder elected to purchase pursuant to the Over-subscription Privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from Rights Holders.

For example, if (i) there are 100 excess shares available for purchase by five Rights Holders who have timely and fully exercised their Basic Subscription Right with respect to all the Rights they hold and (ii) Rights Holder A requests an additional 100 shares pursuant to Rights Holder A’s Over-subscription Privilege, Rights Holder B requests an additional 50 shares pursuant to Rights Holder B’s Over-subscription Privilege, Rights Holder C requests an additional 20 shares pursuant to Rights Holder C’s Over-subscription Privilege, Rights Holder D requests an additional 20 shares pursuant to Rights Holder D’s Over-subscription Privilege, and Rights Holder E requests an additional 10 shares pursuant to Rights Holder E’s Over-subscription Privilege, then, assuming the valid exercise of each of these Rights Holder’s Basic Subscription Rights and receipt of sufficient payment for the shares requested pursuant to the over-subscription request, and that the beneficial ownership limitation described below is not applicable, the pro rata allocation would be as follows: Rights Holder A would receive 50 shares pursuant to the Over-subscription Privilege, Rights Holder B would receive 25 shares pursuant to the Over-subscription Privilege, Rights Holder C would receive 10 shares pursuant to the Over-subscription Privilege, Rights Holder D would receive 10 shares pursuant to the Over-subscription Privilege and Rights Holder E would receive 5 shares pursuant to the Over-subscription Privilege.

Because we will not know the total number of available shares and how available shares will be allocated before the Expiration Date, in order for the exercise of your entire Over-subscription Privilege to be valid, you must deliver to the subscription agent payment in an amount equal to the aggregate subscription price of the entire number of shares that you have requested the right to purchase pursuant to your Over-subscription Privilege, along with payment for the exercise of your Basic Subscription Right and all rights certificates and any other subscription documents that the subscription agent may require, such as the Subscription Form, the Beneficial Owner Election Form, Nominee Holder Certification and Notice of Guaranteed Delivery, all of which are filed as exhibits to this registration statement (the “Other Subscription Documents”), prior to the Expiration Date, even though you ultimately may not be allocated the full amount of shares indicated in your over-subscription request. To the extent the aggregate subscription price of the actual number of shares allocated to you pursuant to the Over-subscription Privilege is less than the amount you actually paid, the excess subscription payments will be returned to you as soon as practicable, without interest or penalty, following the Expiration Date.

We may reject any over-subscription and we reserve discretion to reject an over-subscription to the extent the Rights Holder would own 5% or more of our Common Stock after the over subscription is exercised. If you exercise your Over-subscription Privilege and your over-subscription is rejected, for any reason, the excess subscription payment will be returned to you, without interest or penalty, as soon as practicable.

Are there any limits on the number of shares I may purchase in the Rights Offering?

As previously noted, we may reject any over-subscription request and we reserve discretion to reject an over-subscription request to the extent the Rights Holder would own 5% or more of our Common Stock after the Over-subscription Privilege is exercised. The total number of shares issued in the Rights Offering may not exceed 10,651,835.

How was the subscription price determined?

The subscription price per share is the same price paid by the institutional investors in the capital raise. You should not consider the subscription price as an indication of the value of our Common Stock. You should not assume or expect that, after the Rights Offering, our Common Stock will trade at or above the subscription price in any given time period. The market price of our Common Stock may decline during or after the Rights Offering, and you may not be able to sell your Common Stock at a price equal to or greater than the subscription price. Before exercising your Rights, you should obtain a current quote for a share of our Common Stock and make an assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, and the other information contained in, or incorporated by reference into, this prospectus.

Am I required to exercise the Rights I receive in the Rights Offering?

No. You may exercise some, all, or none of your Rights. If you do not exercise your Rights, the number of shares of Common Stock you own will not change as a result of the Rights Offering; however, your ownership interest in the Corporation will be diluted to the extent other Rights Holders exercise their Rights, and your voting and other rights in the Corporation will likewise be diluted. You may also transfer your Rights. See “—May I transfer my Rights?” below.

How soon must I act to exercise my Rights?

If you receive a rights certificate and elect to exercise any or all of your Rights, the subscription agent must receive your properly completed and duly executed rights certificate, any Other Subscription Documents that the subscription agent may require, and full subscription payment, including final clearance of any personal check, before the Expiration Date. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, please contact your nominee and follow the instructions provided to you. Your nominee may establish an earlier deadline before the Expiration Date by which time you must provide it with your instructions to exercise your Rights. We do not intend to extend the Expiration Date.

May I transfer my Rights?

Yes. Rights will be transferable from the commencement of the Rights Offering until 4:00 p.m., Eastern Time, on the last trading day before the Expiration Date. See “The Rights Offering—Method of Transferring Rights.”

How may I sell, transfer or assign my Rights?

If you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent or otherwise. See “The Rights Offering—Selling Rights through the Subscription Agent.” We anticipate that the Rights will be eligible to trade on the NYSE under the symbol “FBP-RT” from the commencement of the Rights Offering until 4:00 p.m., Eastern Time, on the last trading day before the Expiration Date, provided that our Common Stock is trading at a price of at least $3.50 per share. The Rights will be a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights, and we cannot estimate the

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price at which you may be able to sell your Rights. See “The Rights Offering—Transferability of Rights” and “The Rights Offering—Method of Transferring Rights.”

Are we requiring a minimum subscription from Rights Holders to complete the Rights Offering?

No. We are not requiring an overall minimum subscription to complete the Rights Offering.

Has the Board of Directors made a recommendation to stockholders regarding the Rights Offering?

No. Our Board of Directors will not make a recommendation regarding any exercise or transfer of Rights. You should make your investment decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering and the other information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our Common Stock.

Are there risks in exercising my Rights?

Yes. Exercising your Rights involves the purchase of additional shares of Common Stock and you should consider this investment as carefully as you would consider any other investment. The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility over the past few years. As a result, the market price for our Common Stock has been volatile. In addition, the trading volume in our Common Stock could fluctuate more than usual and cause significant price variations to occur. Accordingly, our Common Stock may continue to trade at a price lower than the subscription price. The trading price of our Common Stock will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors. Volatility in the market price of our Common Stock may prevent you from being able to sell your shares of Common Stock when you want or at prices you find attractive. Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 7 of this prospectus and in the documents incorporated by reference into this prospectus.

Will our directors and executive officers participate in the Rights Offering?

To the extent they hold Common Stock as of the Record Date, our directors and executive officers will be entitled to participate in the Rights Offering on the same terms and conditions applicable to other Rights Holders. None of our directors or officers has entered into any commitments to exercise the Rights received in the Rights Offering.

How do I exercise my Rights if I own shares and/or Rights in my name?

If you hold Common Stock and/or Rights in your name and you wish to exercise your Rights, you must deliver a properly completed and duly executed rights certificate and any Other Subscription Documents that the subscription agent may require, together with payment of the full subscription price, to the subscription agent before 5:00 p.m., Eastern Time, on the Expiration Date.

Please follow the delivery instructions on the rights certificate. Do not send documents to us. You are solely responsible for completing delivery to the subscription agent of your rights certificate, any Other Subscription Documents that the subscription agent may require, and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them by 5:00 p.m., Eastern Time, on the Expiration Date.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares and allocation procedure under the Over-subscription Privilege.

What should I do if I want to exercise my Rights but my shares and/or my Rights are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your Common Stock and/or Rights through a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own and the associated Rights. The record holder must exercise the Rights on your behalf. If you wish to exercise your Rights, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish an earlier deadline before the Expiration Date.

How do I exercise my Rights if I live outside the United States?

To exercise Rights, stockholders who have addresses outside the United States or who have APO or FPO addresses must notify the subscription agent prior to 5:00 p.m., Eastern time, on November 23, 2011, and timely follow the other procedures described in “The Rights Offering—Foreign Stockholders; Stockholders with APO or FPO Addresses; Unknown Addresses.”

To whom should I send my forms and payment?

If you are the record holder, then you should send your rights certificate, any Other Subscription Documents that the subscription agent may require, and subscription payment by one of the methods described below:

By mail:
BNY Mellon Shareowner Services
Attn: Corporate Action Department
P.O. Box 3301
South Hackensack, New Jersey 07606

By overnight courier or by hand:
BNY Mellon Shareowner Services
Attn: Corporate Action Department,
27th Floor
480 Washington Boulevard
Jersey City, New Jersey 07310

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your rights certificate, any Other Subscription Documents that the subscription agent may require, and subscription payment to that record holder.

You and, if applicable, your nominee are solely responsible for completing delivery to the subscription agent of your rights certificate, any Other Subscription Documents, and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent and clearance of payment before the Expiration Date. If you hold your Common Stock through a broker, dealer, custodian bank or other nominee, your nominee may establish an earlier deadline before the expiration date of the Rights Offering.

What form of payment should I submit to the subscription agent?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency, by one of the following two methods:

•	by a cashier’s or certified check drawn upon a U.S. bank payable to Mellon Investor Services LLC (acting on behalf of Mellon Bank, N.A.); or

•	by a personal check drawn upon a U.S. bank payable to Mellon Investor Services LLC.

Payments will be deemed to have been received upon clearance of any cashier’s check, certified check or personal check. If paying by personal check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, Rights Holders who wish to pay the subscription price by means of personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time. In certain cases, you may be required to provide signature guarantees.

If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, separate payment instructions may apply. Please contact your nominee, if applicable, for further payment instructions.

When will I receive my new shares?

If you exercise your Rights and purchase shares of Common Stock in the Rights Offering, you will receive your new shares as soon as practicable following the Expiration Date.

After I submit my payment and rights certificate to the subscription agent, may I cancel my exercise of Rights?

No. All exercises of Rights are irrevocable unless the Rights Offering is cancelled by the Corporation, even if you later learn information that you consider to be unfavorable to the exercise of your Rights. You should not exercise your Rights unless you are certain that you wish to purchase shares of Common Stock at the subscription price of $3.50 per share.

What effects will the Rights Offering have on our outstanding Common Stock?

As a result of the Rights Offering, up to an additional 10,651,835 shares of Common Stock may be issued and outstanding after the closing of the Rights Offering, and the ownership and voting interests of the existing stockholders that do not fully exercise their Basic Subscription Rights will be diluted. As of the Record Date, we had 21,303,669 shares of Common Stock outstanding. Given the completion of the capital raise and the conversion of the Series G Preferred Stock into Common Stock, we now have 204,245,466 shares of Common Stock outstanding. The percentage of shares owned by our stockholders as of the Record Date decreased from 100% to 10.43% as a result of the completion of the capital raise and the conversion into Common Stock of the Series G Preferred Stock. If the Rights are exercised in full, the percentage of shares owned by our stockholders as of the Record Date will increase from 10.43% to 14.87%. If certain institutional investors exercise in full their anti-dilution rights relating to the Rights Offering, the percentage of shares owned by stockholders as of the Record Date will decrease to 13.88% if the Rights are exercised in full.

How much will the Corporation receive from the Rights Offering and how will such proceeds be used?

Assuming the exercise of Rights to purchase all 10,651,835 shares of Common Stock in the Rights Offering, we estimate that the net proceeds of the Rights Offering, after deducting related expenses, will be approximately $36.8 million. Because there is no minimum number of shares that must be sold in the Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in the Rights Offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including improving the Corporation’s and FirstBank’s capital positions.

If my exercise of Rights is not valid, which could occur if I submit incomplete or incorrect subscription documents, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the Rights Offering. If your exercise of Rights is deemed not to be valid, your subscription payment received by the subscription agent will be returned as soon as practicable following the Expiration Date, without interest or penalty. If you own shares through a nominee, it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares.

What fees or charges apply if I purchase shares in the Rights Offering?

If you are a record holder, we are not charging any fee or sales commission to issue Rights to you or to issue shares to you if you exercise your Rights. If you are a beneficial owner and you exercise your Rights through a broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your record holder may charge you.

What are the U.S. federal and Puerto Rico income tax consequences of the receipt and exercise of my Rights?

For U.S. federal and Puerto Rico income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of Rights in the Rights Offering. You should consult your tax advisor as to your particular tax consequences resulting from the Rights Offering. For further information, see “U.S. Federal Income Tax Consequences” and “Certain Puerto Rico Tax Considerations.”

Whom should I contact if I have other questions?

If you have any questions regarding the Rights Offering, completion of the rights certificate or any Other Subscription Documents or submitting payment in the Rights Offering, please contact BNY Mellon Shareowner Services, by telephone, if you are located within the U.S., Canada or Puerto Rico, at 1-866-415-9687 (toll free) or, if you are located outside the U.S., at 1-201-680-6579 (collect).

SUMMARY

This summary does not contain all of the information you should consider before investing in our Common Stock. This prospectus includes or incorporates by reference information about the shares we are offering as well as information regarding our business and detailed financial data. Before you decide to invest in our Common Stock, you should read the entire prospectus carefully, including the “Risk Factors” section and any information incorporated by reference herein.

First BanCorp.

OUR COMPANY

Founded in 1948, First BanCorp. is a diversified financial holding company headquartered in San Juan, Puerto Rico offering a full range of financial products to consumers and commercial customers through various subsidiaries. We are subject to regulation, supervision and examination by the FED and the Board of Governors of the Federal Reserve System. First BanCorp. was incorporated under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for FirstBank. We are a full-service provider of financial services and products with operations in Puerto Rico, the mainland United States (the “U.S.”), the United States Virgin Islands (the “USVI”) and the British Virgin Islands (the “BVI” and together with the USVI, the “Virgin Islands”). As of June 30, 2011, we had total assets of $14.1 billion, total deposits of $11.1 billion and total stockholders’ equity of $1 billion.

We provide a wide range of financial services for retail, commercial and institutional clients. We control two wholly owned subsidiaries: FirstBank, a Puerto Rico-chartered commercial bank, and FirstBank Insurance Agency, Inc., a Puerto Rico-chartered insurance agency (“FirstBank Insurance Agency”).

FirstBank is subject to the supervision, examination and regulation of both OCIF and the FDIC. Deposits are insured through the FDIC Deposit Insurance Fund. In addition, within FirstBank, the operations in the USVI are subject to regulation and examination by the United States Virgin Islands Banking Board and, in the BVI, operations are subject to regulation by the British Virgin Islands Financial Services Commission. FirstBank Insurance Agency is subject to the supervision, examination and regulation of the Office of the Insurance Commissioner of the Commonwealth of Puerto Rico and operates six offices in Puerto Rico.

FirstBank conducts its business through its main office located in San Juan, Puerto Rico, forty-eight full service banking branches in Puerto Rico, fourteen full service banking branches in the Virgin Islands and ten branches in the State of Florida.

In addition to the banking operations of FirstBank, we provide, through directly or indirectly owned subsidiaries, small loan origination services, residential mortgage loan origination services, local municipal bond underwriting services and insurance services in Puerto Rico and the USVI.

RIGHTS OFFERING AND CAPITAL RAISE

Purpose of the Rights Offering

We are conducting the Rights Offering to provide stockholders as of the Record Date with the opportunity to purchase our Common Stock at the same price per share at which the stock was recently sold to institutional investors in our capital raise.

The Capital Raise

We are conducting the Rights Offering due to our successful sale of 150,000,000 shares of Common Stock to institutional investors at $3.50 per share. The Corporation’s issuance of shares of Common Stock in the capital raise enabled the Corporation to convert the Series G Preferred Stock into Common Stock and enhances the ability of FirstBank to maintain the capital levels that FirstBank is required to maintain pursuant to the FDIC Order.

THE RIGHTS OFFERING

Securities Offered	We will distribute at no charge to holders of our Common Stock one transferable Right for each share of Common Stock held of record as of 5:00 p.m., Eastern time, on the Record Date.

Subscription Price	$3.50 per share of Common Stock. See “Questions and Answers Relating to the Rights Offering—How was the subscription price determined?”

Right	Each Right will consist of a Basic Subscription Right and an Over-subscription Privilege. You may exercise some, all, or none of your Rights.

Basic Subscription Right	Pursuant to this Rights Offering, you will be entitled to purchase one share of Common Stock at the subscription price upon the exercise of two Basic Subscription Rights.

Over-subscription Privilege	If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold and other Rights Holders do not exercise their Basic Subscription Right in full, you may also subscribe for additional shares of Common Stock, subject to availability and allocation, provided that the aggregate number of shares of Common Stock purchased by Rights Holders in the Rights Offering may not exceed 10,651,835 shares. If the number of shares issuable upon the exercise of over-subscription requests exceeds the number of shares available, we will allocate the available shares pro rata among the Rights Holders exercising the Over-subscription Privilege in proportion to the number of shares such a Rights Holder elected to purchase pursuant to the Over-subscription Privilege relative to the aggregate number of shares requested in all of the over-subscription requests received from Rights Holders. For additional details regarding the pro rata allocation process, see “Questions and Answers Relating to the Rights Offering—What is the Over-subscription Privilege?” If you properly exercise your Over-subscription Privilege for a number of shares that exceeds the number of shares allocated to you, any excess subscription payments received by the subscription agent will be returned to you as soon as practicable, without interest or penalty, following the Expiration Date. We may reject any over-subscription request and we reserve discretion to reject an over-subscription request to the extent the Rights Holder would own 5% or more of our Common Stock after the over subscription is exercised. If you exercise your Over-subscription Privilege and your over-subscription request is rejected, for any reason, the excess subscription payment will be returned to you, without interest or penalty, as soon as practicable.

Record Date	September 6, 2011.

Expiration Date	The Rights Offering will expire at 5:00 p.m., Eastern time, on November 29, 2011. We do not intend to extend the expiration of the Rights Offering.

Shares Outstanding	As of the Record Date, we had 21,303,669 shares of Common Stock outstanding.

As of October 18, 2011, we had 204,245,466 shares of Common Stock outstanding.

Use of Proceeds	Assuming the exercise of Rights to purchase all 10,651,835 shares of Common Stock in the Rights Offering, we estimate that the net proceeds of the Rights Offering, after deducting related expenses, will be approximately $36.8 million. Because there is no minimum number of shares that must be sold in the Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in the Rights Offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including improving the Corporation’s and FirstBank’s capital positions. See “Use of Proceeds.”

Procedure for Exercising Rights	If you are a registered holder of shares of Common Stock, you may deliver payment and a properly completed and duly executed rights certificate and any Other Subscription Documents that the subscription agent may require at or before 5:00 p.m., Eastern time, on the Expiration Date. If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, your broker, dealer, custodian bank or other nominee must exercise your Rights on your behalf and deliver all documents and payments to the subscription agent at or before 5:00 p.m., Eastern time, on the Expiration Date.

No Revocation	All exercises of Rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your Rights. You should not exercise your Rights unless you are certain that you wish to purchase additional shares of Common Stock at a subscription price of $3.50 per share.

No Board Recommendation	Our Board of Directors will not make any recommendation regarding exercise of your Rights. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, and the other information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of risks involved in investing in our Common Stock.

Subscription Agent	The Bank of New York Mellon

Information Agent	The Bank of New York Mellon

Dividends	All dividends on shares of our Common Stock have been suspended since August 2009. See “Market Price, Dividend and Distribution Information.”

Market for Common Stock	Our Common Stock is currently traded on the NYSE under the symbol “FBP.” See “Market Price, Dividend and Distribution Information.”

Transfer and Sale of Rights	The Rights are transferable from the commencement of the Rights Offering until 4:00 p.m., Eastern time, on the last trading day prior to the Expiration Date. See “The Rights Offering—Method of Transferring Rights.” In addition, if you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent. See “The Rights Offering—Selling Rights through Subscription Agent.” We anticipate that the Rights will be eligible to trade on the NYSE under the symbol “FBP-RT” during the period the Rights will be transferable as described above, provided that our Common Stock is trading at a price of at least $3.50 per share. The Rights will be a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights, and we cannot estimate the price at which you may be able to sell your Rights. Commissions and applicable taxes or broker fees may apply if you sell your Rights. See “The Rights Offering—Transferability of Rights” and “The Rights Offering—Method of Transferring Rights.”

SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

The following summary selected consolidated financial data summarizes our consolidated financial information as of and for each of the five years ended December 31, 2010 and for the interim periods ended June 30, 2011 and 2010. You should read the following financial data in conjunction with the information set forth under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included in our Annual Reports on Form 10-K for the years ended December 31, 2010, 2009 and 2008 and our reports on Form 10-Q for the quarters ended June 30, 2011 and June 30, 2010 from which this data is derived. For more information, see “Incorporation by Reference.” Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Six Months Ended
	June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except per share and ratio results)

Summary of Operations
Interest income	$344,321	$435,852	$832,686	$996,574	$1,126,897	$1,189,247	$1,288,813
Interest expense	143,607	199,927	371,011	477,532	599,016	738,231	845,119
Net interest income	200,714	235,925	461,675	519,042	527,881	451,016	443,694
Provision for loan and lease losses	147,916	317,758	634,587	579,858	190,948	120,610	74,991
Net interest income (loss) after provision for loan and lease losses	52,798	(81,833)	(172,912)	(60,816)	336,933	330,406	368,703
Non-interest income	79,347	84,851	117,903	142,264	74,643	67,156	31,336
Operating expenses	169,297	189,973	366,158	352,101	333,371	307,843	287,963
Income tax (expense) benefit	(6,192)	(10,684)	(103,141)	(4,534)	31,732	(21,583)	(27,442)
Net (loss) income	(43,344)	(197,639)	(524,308)	(275,187)	109,937	68,136	84,634
Net (loss) income attributable to common stockholders	(57,642)	(209,961)	(122,045)	(322,075)	69,661	27,860	44,358
Selected Financial Data at Period-End
Total assets	14,113,973	18,116,023	15,593,077	19,628,448	19,491,268	17,186,931	17,390,256
Total loans	10,786,306	12,603,738	11,956,202	13,949,226	13,088,292	11,799,746	11,263,980
Deposits	11,072,728	12,727,575	12,059,110	12,669,047	13,057,430	11,034,521	11,004,287
Stockholders’ equity	1,009,578	1,438,289	1,057,959	1,599,063	1,548,117	1,421,646	1,229,553
Performance Ratios
Return on average assets	(0.58)%	(2.10)%	(2.93)%	(1.39)%	0.59%	0.40%	0.44%
Return on average common equity	(19.11)	(69.13)	(80.07)	(34.07)	7.89	3.59	6.85
Net interest margin (taxable equivalent basis)	2.79	2.70	2.77	2.93	3.20	2.83	2.84
Capital Ratios
Tier 1 risk-based capital	11.08%	12.05%	10.73%	12.16%	11.55%	12.61%	11.06%
Total risk-based capital	12.40	13.35	12.02	13.44	12.80	13.86	12.25
Tier 1 leverage ratio	8.04	8.14	7.57	8.91	8.30	9.29	7.82
Credit Quality Data
Non-performing loans to total loans receivable	11.23%	12.40%	10.63%	11.23%	4.49%	3.50%	2.24%
Net charge offs to average loans held-in-portfolio	2.82	3.63	4.76	2.48	0.87	0.79	0.55
Allowance for loan losses to non-performing loans receivable	44.76	38.97	44.64	33.77	47.95	46.04	62.79
Allowance for loan losses to period end loans receivable	5.02	4.83	4.74	3.79	2.15	1.61	1.41
Book value per share(1)	$27.27	$82.25	$29.71	$108.70	$161.76	$141.32	$122.42

(1)	Per share data for the years ended December 31, 2010, 2009, 2008 2007 and 2006 and for the interim period ended June 30, 2010 has been adjusted to retroactively reflect the 1-for-15 reverse stock split effected January 7, 2011.

SUMMARY SELECTED PRO FORMA DATA

There follows selected pro forma data that gives effect to our sale of 150,000,000 shares of Common Stock at $3.50 per share in the capital raise that was completed on October 7, 2011 and the conversion into Common Stock of the Series G Preferred Stock and a further adjustment to give effect to the sale of all the shares offered in the Rights Offering and assuming the sale of an aggregate of 15,373,922 additional shares to certain institutional investors to maintain their ownership percentages.

	Six Months Ended June 30, 2011			Year Ended December 31, 2010
		Pro Forma			Pro Forma
		$525MM	Pro Forma		$525MM	Pro Forma
		Capital Raise	and as		Capital Raise	and as
		and Series G	Adjusted for		and Series G	Adjusted for
		Preferred Stock	Rights		Preferred Stock	Rights
	Actual	Conversion	Offering	Actual	Conversion	Offering
	(in thousands, except for per share data and ratios)			(in thousands, except for per share data and ratios)

Net (loss) income per common share	$(2.71)	$1.04	$0.92	$(10.79)	$0.76	$0.66
Total assets	$14,113,973	$14,580,230	$14,668,700	$15,593,077	$16,059,334	$16,147,804
Stockholders’ equity	$1,009,578	$1,475,835	$1,564,305	$1,057,959	$1,524,216	$1,612,686
Capital Ratios:
Total capital (Total capital to risk-weighted assets)	12.40%	16.80%	17.63%	12.02%	16.00%	16.74%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	11.08%	15.47%	16.30%	10.73%	14.70%	15.45%
Leverage ratio (Tier 1 capital to average assets)	8.04%	10.88%	11.40%	7.57%	10.17%	10.64%
Tangible common equity ratio (tangible common equity to tangible assets)	3.84%	9.44%	9.98%	3.80%	8.86%	9.36%
Tier 1 common equity to risk-weighted assets ratio	4.93%	12.76%	13.59%	5.01%	12.19%	12.94%
Book value per common share	$27.27	$6.92	$6.52	$29.71	$7.15	$6.73

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before you decide to invest in our Common Stock, you should consider carefully the risks described below, together with the other information contained in or incorporated by reference into this prospectus, including our financial statements and the related notes thereto. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our Common Stock could decline, and you could lose all or part of your investment.

Risks Relating to the Corporation’s Business

FirstBank is operating under the FDIC Order with the FDIC and OCIF and we are operating under the Written Agreement with the Federal Reserve.

On June 4, 2010, we announced that FirstBank agreed to the FDIC Order, dated as of June 2, 2010, issued by the FDIC and OCIF, and we entered into the Agreement, dated as of June 3, 2010, with the Federal Reserve. The Agreements stem from the FDIC’s examination as of the period ended June 30, 2009 conducted during the second half of 2009. Although our regulatory capital ratios exceeded the required established minimum capital ratios for a “well-capitalized” institution as of June 30, 2011, and we raised $525 million in the capital raise because of the Order, FirstBank cannot be regarded as “well-capitalized” as of June 30, 2011.

Under the FDIC Order, FirstBank has agreed to address specific areas of concern to the FDIC and OCIF through the adoption and implementation of procedures, plans and policies designed to improve the safety and soundness of FirstBank. These actions include, among others, (1) having and retaining qualified management; (2) increased participation in the affairs of FirstBank by its board of directors; (3) development and implementation by FirstBank of a capital plan to attain a leverage ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 10% and a total risk-based capital ratio of at least 12%; (4) adoption and implementation of strategic, liquidity and fund management and profit and budget plans and related projects within certain timetables set forth in the Order and on an ongoing basis; (5) adoption and implementation of plans for reducing FirstBank’s positions in certain classified assets and delinquent and non-accrual loans; (6) refraining from lending to delinquent or classified borrowers already obligated to FirstBank on any extensions of credit so long as such credit remains uncollected, except where FirstBank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of FirstBank, and any such additional credit is approved by FirstBank’s board of directors; (7) refraining from accepting, increasing, renewing or rolling over brokered certificates of deposit (“CDs”) without the prior written approval of the FDIC; (8) establishment of a comprehensive policy and methodology for determining the allowance for loan and lease losses and the review and revision of FirstBank’s loan policies, including the non-accrual policy; and (9) adoption and implementation of adequate and effective programs of independent loan review, appraisal compliance and an effective policy for managing FirstBank’s sensitivity to interest rate risk.

The Written Agreement, which is designed to enhance our ability to act as a source of strength to FirstBank, requires that we obtain prior Federal Reserve approval before declaring or paying dividends, receiving dividends from FirstBank, making payments on subordinated debt or trust preferred securities, incurring, increasing or guaranteeing debt (whether such debt is incurred, increased or guaranteed, directly or indirectly, by us or any of our non-banking subsidiaries) or purchasing or redeeming any capital stock. The Written Agreement also requires us to submit to the Federal Reserve a capital plan and progress reports, comply with certain notice provisions prior to appointing new directors or senior executive officers and comply with certain payment restrictions on severance payments and indemnification restrictions.

We anticipate that we will need to continue to dedicate significant resources to our efforts to comply with the Agreements, which may increase operational costs or adversely affect the amount of time our management has to conduct our operations. If we need to continue to recognize significant reserves, we and FirstBank may not be able to comply with the minimum capital requirements included in the capital plans required by the Agreements.

If we fail to comply with the Agreements in the future, we may become subject to additional regulatory enforcement action up to and including the appointment of a conservator or receiver for FirstBank.

Certain funding sources may not be available to us and our funding sources may prove insufficient and/or costlier to replace deposits and support future growth.

FirstBank relies primarily on its issuance of brokered CDs, as well as customer deposits and advances from the Federal Home Loan Bank, to maintain its lending activities and to replace certain maturing liabilities. As of June 30, 2011, we had $5.2 billion in brokered CDs outstanding, representing approximately 47% of our total deposits, and a reduction from $6.3 billion at year end 2010. Approximately $1.7 billion brokered CDs mature in the second half of 2011, and the average term to maturity of the retail brokered CDs outstanding as of June 30, 2011 was approximately 1 year. Approximately .5% of the principal value of these CDs is callable at our option.

Although FirstBank has historically been able to replace maturing deposits and advances, we may not be able to replace these funds in the future if our financial condition or general market conditions were to change or the FDIC did not approve our request to issue brokered CDs as required by the Order. The Order requires FirstBank to obtain FDIC approval prior to issuing, increasing, renewing or rolling over brokered CDs and to develop a plan to reduce its reliance on brokered CDs. Although the FDIC has issued temporary approvals permitting FirstBank to renew and/or roll over certain amounts of brokered CDs maturing in the past, the FDIC may not continue to issue such approvals, even if the requests are consistent with our plans to reduce the reliance on brokered CDs, and, even if issued, such approvals may not be for amounts of brokered CDs sufficient for FirstBank to meet its funding needs. We have not yet received approval from the FDIC to issue brokered CDs through December 31, 2011. The use of brokered CDs has been particularly important for the funding of our operations. If we are unable to issue brokered CDs, or are unable to maintain access to our other funding sources, our results of operations and liquidity would be adversely affected.

Alternate sources of funding may carry higher costs than sources currently utilized. If we are required to rely more heavily on more expensive funding sources, profitability would be adversely affected. Although we consider currently available funding sources to be adequate for our liquidity needs, we may seek additional debt financing in the future to achieve our long-term business objectives. Any additional debt financing requires the prior approval from the Federal Reserve, and the Federal Reserve may not approve such additional debt. Additional borrowings, if sought, may not be available to us or on acceptable terms. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, our credit ratings and our credit capacity. If additional financing sources are unavailable or are not available on acceptable terms, our profitability and future prospects could be adversely affected.

We depend on cash dividends from FirstBank to meet our cash obligations, but the Written Agreement with the Federal Reserve prohibits the receipt of such dividends without prior Federal Reserve approval, which may adversely affect our ability to fulfill our obligations.

As a holding company, dividends from FirstBank have provided a substantial portion of our cash flow used to service the interest payments on our trust preferred securities and other obligations. As outlined in the Written Agreement, we cannot receive any cash dividends from FirstBank without prior written approval of the Federal Reserve. Our inability to receive approval from the Federal Reserve to receive needed dividends from FirstBank would adversely affect our ability to fulfill our obligations at that time.

We cannot pay interest, principal or other sums on subordinated debentures or trust preferred securities without prior Federal Reserve approval, which could result in a default.

The Written Agreement provides that we cannot declare or pay any dividends (including on the Series G Preferred Stock) or make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without prior written approval of the Federal Reserve. With respect to our $231.9 million of outstanding subordinated debentures, we had elected to defer the interest payments that were due in September and December 2010 and in March, June and September 2011. Although we recently obtained approval from the Federal Reserve to make all distributions of interest for interest extension periods previously deferred to pay the December 2011 interest payment, future interest payments are subject to Federal Reserve approval.

Under the indentures, we have the right, from time to time, and without causing an event of default, to defer payments of interest on the subordinated debentures by extending the interest payment period at any time and from time to time during the term of the subordinated debentures for up to twenty consecutive quarterly periods. We may elect extension periods for future quarterly interest payments if the Federal Reserve advises us that it will not approve such future quarterly interest payments. Our inability to receive approval from the Federal Reserve to make distributions of interest, principal or other sums on our trust preferred securities and subordinated debentures could result in a default under those obligations if we need to defer such payments for longer than twenty consecutive quarterly periods.

Credit quality may result in additional losses.

The quality of our credits has continued to be under pressure as a result of continued recessionary conditions in the markets we serve that have led to, among other things, higher unemployment levels, much lower absorption rates for new residential construction projects and further declines in property values. Our business depends on the creditworthiness of our customers and counterparties and the value of the assets securing our loans or underlying our investments. When the credit quality of the customer base materially decreases or the risk profile of a market, industry or group of customers changes materially, our business, financial condition, allowance levels, asset impairments, liquidity, capital and results of operations are adversely affected.

We have a significant construction loan portfolio held for investment, in the amount of $515.9 million as of June 30, 2011, mostly secured by commercial and residential real estate properties. Due to their nature, these loans entail a higher credit risk than consumer and residential mortgage loans, since they are larger in size, concentrate more risk in a single borrower and are generally more sensitive to economic downturns. Although we ceased new originations of construction loans, decreasing collateral values, difficult economic conditions and numerous other factors continue to create volatility in the housing markets and have increased the possibility that additional losses may have to be recognized with respect to our current nonperforming assets. Furthermore, given the slowdown in the real estate market, the properties securing these loans may be difficult to dispose of if they are foreclosed. Although we have taken a number of steps to reduce our credit exposure, at June 30, 2011, we still had $280.3 million in nonperforming construction loans held for investment and it is possible that we will continue to incur credit losses over the near term, which would adversely impact our overall financial performance and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We are subject to the risk of loss from loan defaults and foreclosures with respect to the loans we originate. We establish a provision for loan losses, which leads to reductions in our income from operations, in order to maintain our allowance for inherent loan losses at a level which our management deems to be appropriate based upon an assessment of the quality of the loan portfolio. Although our management strives to utilize its best judgment in providing for loan losses, our management may fail to accurately estimate the level of inherent loan losses or may have to increase our provision for loan losses in the future as a result of new information regarding existing loans, future increases in non-performing loans, changes in economic and other conditions affecting borrowers or for other reasons beyond our control. In addition, bank regulatory agencies periodically review the adequacy of our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional classified loans and loan charge-offs, based on judgments different than those of our management.

While we have substantially increased our allowance for loan and lease losses over the past two and a half years, we may have to continue to recognize additional provisions to cover future credit losses in the portfolio. The level of the allowance reflects management’s estimates based upon various assumptions and judgments as to specific credit risks, evaluation of industry concentrations, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan and lease losses inherently involves a high degree of subjectivity and requires management to make significant estimates and judgments regarding current credit risks and future trends, all of which may undergo material changes. If our estimates prove to be incorrect, our allowance for credit losses may not be sufficient to cover losses in our loan portfolio and our expense relating to the additional provision for credit losses could increase substantially.

Any such increases in our provision for loan losses or any loan losses in excess of our provision for loan losses would have an adverse effect on our future financial condition and results of operations. Given the difficulties facing some of our largest borrowers, these borrowers may fail to continue to repay their loans on a timely basis or we may not be able to assess accurately any risk of loss from the loans to these borrowers.

Changes in collateral values of properties located in stagnant or distressed economies may require increased reserves.

Substantially all of our loan portfolio is located within the boundaries of the U.S. economy. Whether the collateral is located in Puerto Rico, the USVI, the BVI or the U.S. mainland, the performance of our loan portfolio and the collateral value backing the transactions are dependent upon the performance of and conditions within each specific real estate market. Puerto Rico entered its sixth-straight year of economic recession in March 2011. Sustained weak economic conditions that have affected Puerto Rico and the United States over the last several years have resulted in declines in collateral values. We measure the impairment based on the fair value of the collateral, if collateral dependent, which is generally obtained from appraisals. Updated appraisals are obtained when we determine that loans are impaired and are updated annually thereafter. In addition, appraisals are also obtained for certain residential mortgage loans on a spot basis based on specific characteristics such as delinquency levels, age of the appraisal and loan-to-value ratios. The appraised value of the collateral may decrease or we may not be able to recover collateral at its appraised value. A significant decline in collateral valuations for collateral dependent loans may require increases in our specific provision for loan losses and an increase in the general valuation allowance. Any such increase would have an adverse effect on our future financial condition and results of operations.

Interest rate shifts may reduce net interest income.

Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we pay on our liabilities rises more quickly than the rate of interest that we receive on our interest-bearing assets, which may cause our profits to decrease.

Increases in interest rates may reduce the value of holdings of securities.

Fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise, which may require recognition of a loss (e.g., the identification of an other-than-temporary impairment on our available-for-sale or held-to-maturity investments portfolio), thereby adversely affecting our results of operations. Market-related reductions in value also influence our ability to finance these securities.

Increases in interest rates may reduce demand for mortgage and other loans.

Higher interest rates increase the cost of mortgage and other loans to consumers and businesses and may reduce demand for such loans, which may negatively impact our profits by reducing the amount of loan interest income.

Accelerated prepayments may adversely affect net interest income.

Net interest income of future periods will be affected by our decision to deleverage our investment securities portfolio to preserve our capital position. Also, net interest income could be affected by prepayments of mortgage-backed securities. Acceleration in the prepayments of mortgage-backed securities would lower yields on these securities, as the amortization of premiums paid upon acquisition of these securities would accelerate. Conversely, acceleration in the prepayments of mortgage-backed securities would increase yields on securities purchased at a discount, as the amortization of the discount would accelerate. These risks are directly linked to future period market interest rate fluctuations. Also, net interest income in future periods might be affected by our investment in callable securities.

Changes in interest rates may reduce net interest income due to basis risk.

Basis risk is the risk of adverse consequences resulting from unequal changes in the difference, also referred to as the “spread,” between two or more rates for different instruments with the same maturity and occurs when market rates for different financial instruments or the indices used to price assets and liabilities change at different times or by different amounts. The interest expense for liability instruments such as brokered CDs may change by the same amount as interest income received from loans or investments. To the extent that the interest rates on loans and borrowings change at different speeds and by different amounts, the margin between our LIBOR-based assets and the higher cost of the brokered CDs may compress and adversely affect net interest income.

If all or a significant portion of the unrealized losses in our investment securities portfolio on our consolidated balance sheet is determined to be other-than-temporarily impaired, we would recognize a material charge to our earnings and our capital ratios would be adversely affected.

For the years ended December 31, 2009 and 2010, and for the first six months of 2011, we recognized a total of $1.7 million, $1.2 million, and $0.6 million, respectively, in other-than-temporary impairments. To the extent that any portion of the unrealized losses in our investment securities portfolio is determined to be other-than-temporary and, in the case of debt securities, the loss is related to credit factors, we would recognize a charge to earnings in the quarter during which such determination is made and capital ratios could be adversely affected. Even if we do not determine that the unrealized losses associated with this portfolio require an impairment charge, increases in these unrealized losses adversely affect our tangible common equity ratio, which may adversely affect credit rating agency and investor sentiment towards us. This negative perception also may adversely affect our ability to access the capital markets or might increase our cost of capital. Valuation and other-than-temporary impairment determinations will continue to be affected by external market factors including default rates, severity rates and macro-economic factors.

Downgrades in our credit ratings could further increase the cost of borrowing funds.

The Corporation’s ability to access new non-deposit sources of funding could be adversely affected by any downgrades in our credit ratings. The Corporation’s liquidity is contingent upon its ability to obtain new external sources of funding to finance its operations. The Corporation’s current credit ratings and any downgrades in credit ratings can hinder the Corporation’s access to external funding and/or cause external funding to be more expensive, which could in turn adversely affect results of operations. Also, changes in credit ratings may further affect the fair value of certain liabilities and unsecured derivatives that consider the Corporation’s own credit risk as part of the valuation.

Debt and financial strength ratings are opinions of the rating agencies. As such, they may be changed, suspended or withdrawn at any time by the rating agencies as a result of changes in, or unavailability of, information or based on other circumstances.

Our controls and procedures may fail or be circumvented, our risk management policies and procedures may be inadequate and operational risk could adversely affect our consolidated results of operations.

We may fail to identify and manage risks related to a variety of aspects of our business, including, but not limited to, operational risk, interest-rate risk, trading risk, fiduciary risk, legal and compliance risk, liquidity risk and credit risk. We have adopted various controls, procedures, policies and systems to monitor and manage risk. While we currently believe that our risk management policies and procedures are effective, the FDIC Order required us to review and revise our policies relating to risk management, including the policies relating to the assessment of the adequacy of the allowance for loan and lease losses and credit administration. Any improvements to our controls, procedures, policies and systems may not be adequate to identify and manage the risks in our various businesses. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets or our businesses or for other reasons, we could incur losses or suffer reputational damage or find ourselves out of compliance with applicable regulatory mandates or expectations.

We may also be subject to disruptions from external events that are wholly or partially beyond our control, which could cause delays or disruptions to operational functions, including information processing and financial market settlement functions. In addition, our customers, vendors and counterparties could suffer from such events. Should these events affect us, or the customers, vendors or counterparties with which we conduct business, our consolidated results of operations could be negatively affected. When we record balance sheet reserves for probable loss contingencies related to operational losses, we may be unable to accurately estimate our potential exposure, and any reserves we establish to cover operational losses may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition for the periods in which we recognize the losses.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled people we need to support our business.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities in which we engage can be intense, and we may not be able to hire people or retain them, particularly in light of uncertainty concerning evolving compensation restrictions applicable to banks but not applicable to other financial services firms. The unexpected loss of services of one or more of our key personnel could adversely affect our business because of the loss of their skills, knowledge of our markets and years of industry experience and, in some cases, because of the difficulty of promptly finding qualified replacement personnel. Similarly, the loss of key employees, either individually or as a group, can adversely affect our customers’ perception of our ability to continue to manage certain types of investment management mandates.

Further increases in the FDIC deposit insurance premium or required reserves may have a significant financial impact on us.

The FDIC insures deposits at FDIC-insured depository institutions up to certain limits. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund (the “DIF”). Current economic conditions during the last few years have resulted in higher bank failures and expectations of future bank failures. In the event of a bank failure, the FDIC takes control of a failed bank and ensures payment of deposits up to insured limits (which have recently been increased) using the resources of the DIF. The FDIC is required by law to maintain adequate funding of the DIF, and the FDIC may increase premium assessments to maintain such funding.

The Dodd-Frank Act signed into law on July 21, 2010 requires the FDIC to increase the DIF’s reserves against future losses, which will necessitate increased deposit insurance premiums that are to be borne primarily by institutions with assets of greater than $10 billion. On October 19, 2010, the FDIC addressed plans to bolster the DIF by increasing the required reserve ratio for the industry to 1.35 percent (ratio of reserves to insured deposits) by September 30, 2020, as required by the Dodd-Frank Act. The FDIC also proposed to raise its industry target ratio of reserves to insured deposits to 2 percent, 65 basis points above the statutory minimum, but the FDIC does not project that goal to be met until 2027.

The FDIC has recently approved two rules that amend its deposit insurance assessment regulations. The first rule implements a provision in the Dodd-Frank Act that changes the assessment base for deposit insurance premiums from one based on domestic deposits to one based on average consolidated total assets minus average Tier 1 capital. The rule also changes the assessment rate schedules for insured depository institutions so that approximately the same amount of revenue would be collected under the new assessment base as would be collected under the current rate schedule and the schedules previously proposed by the FDIC. The second rule revises the risk-based assessment system for all large insured depository institutions (generally, institutions with at least $10 billion in total assets). Under the rule, the FDIC uses a scorecard method to calculate assessment rates for all such institutions.

The FDIC may further increase FirstBank’s premiums or impose additional assessments or prepayment requirements in the future. The Dodd-Frank Act has removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

Losses in the value of investments in entities that the Corporation does not control could have an adverse effect on the Corporation’s financial condition or results of operations.

The corporation has investments in entities that it does not control, including a 35% ownership interest in, CPG/GS PR NPL, LLC (“CPG/GS”) organized under the laws of the Commonwealth of Puerto Rico. CPG/GS is seeking to maximize the recovery of its investment in loans that it acquired from Firstbank. The Corporation’s 35% interest in CPG/GS is subordinated to the interest of the majority investor in CPG/GS, which is entitled to recover its investment and receive a priority 12% return on its invested capital. The Corporation’s equity interest of $46.1 million is subordinated to the aggregate amount of its loans to CPG/GS in the amount of $216.1 million as of June 30, 2011 and to the interest and priority return of CPG/GS’s majority investor.

The Corporation’s interests in CPG/GS and other entities that it does not control preclude it from exercising control over the business strategy or other operational aspects of these entities. The Corporation cannot provide assurance that these entities will operate in a manner that will increase the value of the Corporation’s investments, that the Corporation’s proportionate share of income or losses from these entities will continue at the current level in the future or that the Corporation will not incur losses from the holding of such investments. Losses in the values of such investments could adversely affect the Corporation’s results of operations.

We may not be able to recover all assets pledged to Lehman Brothers Special Financing, Inc.

Lehman Brothers Special Financing, Inc. (“Lehman”) was the counterparty to First BanCorp on certain interest rate swap agreements. During the third quarter of 2008, Lehman failed to pay the scheduled net cash settlement due to us, which constituted an event of default under those interest rate swap agreements. We terminated all interest rate swaps with Lehman and replaced them with other counterparties under similar terms and conditions. In connection with the unpaid net cash settlement due as of June 30, 2011 under the swap agreements, we have an unsecured counterparty exposure with Lehman, which filed for bankruptcy on October 3, 2008, of approximately $1.4 million. This exposure was reserved in the third quarter of 2008. We had pledged collateral of $63.6 million with Lehman to guarantee our performance under the swap agreements in the event payment thereunder was required.

The book value of pledged securities with Lehman as of June 30, 2011 amounted to approximately $64.5 million. We believe that the securities pledged as collateral should not be part of the Lehman bankruptcy estate given the facts that the posted collateral constituted a performance guarantee under the swap agreements and was not part of a financing agreement, and that ownership of the securities was never transferred to Lehman. Upon termination of the interest rate swap agreements, Lehman’s obligation was to return the collateral to us. During the fourth quarter of 2009, we discovered that Lehman Brothers, Inc., acting as agent of Lehman, had deposited the securities in a custodial account at JP Morgan Chase, and that, shortly before the filing of the Lehman bankruptcy proceedings, it had provided instructions to have most of the securities transferred to Barclays Capital (“Barclays”) in New York. After Barclays’s refusal to turn over the securities, during December 2009, we filed a lawsuit against Barclays in federal court in New York demanding the return of the securities. During February 2010, Barclays filed a motion with the court requesting that our claim be dismissed on the grounds that the allegations of the complaint are not sufficient to justify the granting of the remedies therein sought. Shortly thereafter, we filed our opposition motion. A hearing on the motions was held in court on April 28, 2010. The court, on that date, after hearing the arguments by both sides, concluded that our equitable-based causes of action, upon which the return of the investment securities is being demanded, contain allegations that sufficiently plead facts warranting the denial of Barclays’ motion to dismiss our claim. Accordingly, the judge ordered the case to proceed to trial.

Subsequent to the court decision, the district court judge transferred the case to the Lehman bankruptcy court for trial. Upon such transfer, the Bankruptcy court began to entertain the pre-trial procedures including discovery of evidence. In this regard, an initial scheduling conference was held before the United States Bankruptcy Court for the Southern District of New York on November 17, 2010, at which time a proposed case management plan was approved. Discovery has commenced pursuant to that case management plan and is currently scheduled for completion by December 15, 2011, but this timing is subject to adjustment. While we believe we have valid reasons to support our claim for the return of the securities, we may not succeed in our litigation against Barclays to recover all or a substantial portion of the securities.

Additionally, we continue to pursue our claim filed in January 2009 in the proceedings under the Securities Protection Act with regard to Lehman Brothers Incorporated in Bankruptcy Court, Southern District of New York. An estimated loss was not accrued as we are unable to determine the timing of the claim resolution or whether we will succeed in recovering all or a substantial portion of the collateral or its equivalent value. If additional relevant negative facts become available in future periods, a need to recognize a partial or full reserve of this claim may arise. Considering that the investment securities have not yet been recovered by us, despite our efforts in this regard, we decided to classify such investments as non-performing during the second quarter of 2009.

Our businesses may be adversely affected by litigation.

From time to time, our customers, or the government on their behalf, may make claims and take legal action relating to our performance of fiduciary or contractual responsibilities. We may also face employment lawsuits or other legal claims. In any such claims or actions, demands for substantial monetary damages may be asserted against us resulting in financial liability or an adverse effect on our reputation among investors or on customer demand for our products and services. We may be unable to accurately estimate our exposure to litigation risk when we record balance sheet reserves for probable loss contingencies. As a result, any reserves we establish to cover any settlements or judgments may not be sufficient to cover our actual financial exposure, which may have a material impact on our consolidated results of operations or financial condition.

In the ordinary course of our business, we are also subject to various regulatory, governmental and law enforcement inquiries, investigations and subpoenas. These may be directed generally to participants in the businesses in which we are involved or may be specifically directed at us. In regulatory enforcement matters, claims for disgorgement, the imposition of penalties and the imposition of other remedial sanctions are possible.

The resolution of legal actions or regulatory matters, if unfavorable, could have a material adverse effect on our consolidated results of operations for the quarter in which such actions or matters are resolved or a reserve is established.

Our businesses may be negatively affected by adverse publicity or other reputational harm.

Our relationships with many of our customers are predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, like the Agreements, litigation, operational failures, the failure to meet customer expectations and other issues with respect to one or more of our businesses could materially and adversely affect our reputation, ability to attract and retain customers or obtain sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses, the market places in which we operate, the regulatory environment and customer expectations. If any of these developments has a material adverse effect on our reputation, our business will suffer.

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are subject to the application of U.S. Generally Accepted Accounting Principles (“GAAP”), which is periodically revised and expanded. Accordingly, from time to time, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board. Market conditions have prompted accounting standard setters to promulgate new requirements that further interpret or seek to revise accounting pronouncements related to financial instruments, structures or transactions as well as to revise standards to expand disclosures. The impact of accounting pronouncements that have been issued but not yet implemented is disclosed in footnotes to our financial statements, which are incorporated herein by reference. An assessment of proposed standards is not provided as such proposals are subject to change through the exposure process and, therefore, the effects on our financial statements cannot be meaningfully assessed. It is possible that future accounting standards that we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our financial condition and results of operations.

Any impairment of our goodwill or amortizable intangible assets may adversely affect our operating results.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings. Under GAAP, we review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

Goodwill is tested for impairment at least annually. Factors that may be considered a change in circumstances, indicating that the carrying value of the goodwill or amortizable intangible assets may not be recoverable, include reduced future cash flow estimates and slower growth rates in the industry.

The goodwill impairment evaluation process requires us to make estimates and assumptions with regards to the fair value of our reporting units. Actual values may differ significantly from these estimates. Such differences could result in future impairment of goodwill that would, in turn, negatively impact our results of operations and the reporting unit where the goodwill is recorded.

We conducted our annual evaluation of goodwill during the fourth quarter of 2010. This evaluation is a two-step process. The Step 1 evaluation of goodwill allocated to the Florida reporting unit, which is one level below the United States Operations segment, indicated potential impairment of goodwill. The Step 1 fair value for the unit was below the carrying amount of its equity book value as of the October 1, 2010 valuation date, requiring the completion of Step 2. Step 2 required a valuation of all assets and liabilities of the Florida unit, including any recognized and unrecognized intangible assets, to determine the fair value of net assets. To complete Step 2, we subtracted from the unit’s Step 1 fair value the determined fair value of the net assets to arrive at the implied fair value of goodwill. The results of the Step 2 analysis indicated that the implied fair value of goodwill exceeded the goodwill carrying value of $27 million, resulting in no goodwill impairment. If we are required to record a charge to earnings in our consolidated financial statements because an impairment of the goodwill or amortizable intangible assets is determined, our results of operations could be adversely affected.

The Corporation’s judgments regarding accounting policies and the resolution of tax disputes may impact the Corporation’s earnings and cash flow.

Significant judgment is required in determining the Corporation’s effective tax rate and in evaluating its tax positions. The Corporation provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable accounting standards.

Fluctuations in federal, state, local and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact the Corporation’s effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. In addition, tax positions may be challenged by the Internal Revenue Service (“IRS”) and the tax authorities in the jurisdictions in which we operate and we may estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under ASC 740. Unfavorable resolution of any tax matter could increase the effective tax rate and could result in material increase in our tax expense. Any resolution of a tax issue may require the use of cash in the year of resolution.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited or restricted.

We have generated significant net operating losses (“NOLs”) as a result of our recent losses. We generally are able to carry NOLs forward to reduce taxable income for the subsequent 7 years (10 years with respect to losses incurred during taxable years 2005 through 2012). The realization of the deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law.

We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and, in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

Risks Related to Business Environment and Our Industry

Difficult market conditions have affected the financial industry and may adversely affect us in the future.

Given that almost all of our business is in Puerto Rico and the United States and given the degree of interrelation between Puerto Rico’s economy and that of the United States, we are exposed to downturns in the U.S. economy. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial banks and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative and cash securities, in turn, have caused many financial institutions to seek additional capital from private and government entities, merge with larger and stronger financial institutions and, in some cases, fail.

Reflecting concern about the stability of the financial markets in general and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, erosion of consumer confidence, increased market volatility and widespread reduction of business activity in general. The resulting economic pressure on consumers and erosion of confidence in the financial markets has already adversely affected our industry and may adversely affect our business, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and other financial institutions. In particular, we may face the following risks in connection with these events:

•	Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite the loans become less predictive of future behaviors.

•	The models used to estimate losses inherent in the credit exposure require difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of the borrowers to repay their loans, which may no longer be capable of accurate estimation and which may, in turn, impact the reliability of the models.

•	Our ability to borrow from other financial institutions or to engage in sales of mortgage loans to third parties (including mortgage loan securitization transactions with government-sponsored entities and repurchase agreements) on favorable terms, or at all, could be adversely affected by further disruptions in the capital markets or other events, including deteriorating investor expectations.

•	Competitive dynamics in the industry could change as a result of consolidation of financial services companies in connection with current market conditions.

•	We may be unable to comply with the Agreements, which could result in further regulatory enforcement actions.

•	We expect to face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•	We may be required to pay significantly higher FDIC premiums in the future as a result of changes in the rule that impact the Bank’s insurance assessment. The Dodd-Frank Act removed the statutory cap for the reserve ratio, leaving the FDIC free to set this cap going forward.

•	There may be downward pressure on our stock price.

If current levels of market disruption and volatility continue or worsen, our ability to access capital and our business, financial condition and results of operations may be materially and adversely affected.

Continuation of the economic slowdown and decline in the real estate market in the U.S. mainland and in Puerto Rico could continue to harm our results of operations.

The residential mortgage loan origination business has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of shrinking volumes and industry-wide losses. The market for residential mortgage loan originations is currently in decline and this trend could also reduce the level of mortgage loans we may produce in the future and adversely affect our business. During periods of rising interest rates, the refinancing of many mortgage products tends to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced. In addition, the residential mortgage loan origination business is impacted by home values. Over the past two and a half years, residential real estate values in many areas of the U.S. have decreased significantly, which has led to lower volumes and higher losses across the industry, adversely impacting our mortgage business.

The actual rates of delinquencies, foreclosures and losses on loans have been higher during the economic slowdown. Rising unemployment, higher interest rates and declines in housing prices have had a negative effect on the ability of borrowers to repay their mortgage loans. Any sustained period of increased delinquencies, foreclosures or losses could continue to harm our ability to sell loans, the prices we receive for loans, the values of mortgage loans held for sale or residual interests in securitizations, which could continue to harm our financial condition and results of operations. In addition, any additional material decline in real estate values would further weaken the collateral loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such real estate arising from borrower defaults to the extent not covered by third-party credit enhancement.

Our business concentration in Puerto Rico imposes risks.

We conduct our operations in a geographically concentrated area, as our main market is Puerto Rico. This imposes risks from lack of diversification in the geographical portfolio. Our financial condition and results of operations are highly dependent on the economic conditions of Puerto Rico, where adverse political or economic developments, among other things, could affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans, and reduce the value of our loans and loan servicing portfolio.

Our credit quality may be adversely affected by Puerto Rico’s current economic condition.

A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico, and Puerto Rico’s economy continues to deteriorate. Since March 2006, a number of key economic indicators have shown that the economy of Puerto Rico has been in recession.

On March 24, 2011, the Puerto Rico Planning Board announced the release of Puerto Rico’s macroeconomic data for the projections for the fiscal year ending on June 30, 2011 (“Fiscal Year 2011”) and for the fiscal year ending on June 30, 2012 (“Fiscal Year 2012”). Fiscal Year 2011 is projected to show a reduction in the real gross national product (the “GNP”) of 1.0%, and an increase of 0.7% for Fiscal Year 2012. The Government Development Bank for Puerto Rico’s Economic Activity Index, which is a coincident index consisting of four major monthly economic indicators, namely total payroll employment, total electric power consumption, cement sales and gas consumption, and which monitors the actual trend of Puerto Rico’s economy, reflected a decrease of 2% in the rate of contraction of Puerto Rico’s economy during the eight-month period ending in August 2011 as compared to a decrease of 1.3% in the rate of contraction during the same period in 2010.

Construction has remained weak since 2009 as Puerto Rico’s fiscal situation and decreasing public investment in construction projects has affected the sector.

The government of the Commonwealth of Puerto Rico is currently implementing efforts to address a fiscal deficit, estimated in its initial stages at approximately $3.2 billion or over 30% of its annual budget, as its access to the municipal bond market and its credit ratings depended, in part, on achieving a balanced budget. In July 2011, the Commonwealth issued bonds of $300 million for infrastructure projects to continue stimulating the economy. On August 8, 2011, Moody’s downgraded the general obligation rating of the Commonwealth of Puerto Rico. The downgrade also applies to those ratings that are based on or capped at the general obligation rating of the Commonwealth. Moody’s based the decision on its strong concerns with the continued deterioration of the severely underfunded government retirement systems, weak economic trends and weak finances.

Some of the measures implemented by the government to reduce expenses, included public-sector employee layoffs. Since the government is an important source of employment in Puerto Rico, these measures could have the effect of intensifying the current recessionary cycle. The Puerto Rico Labor Department reported an unemployment rate of 14.9% for the month of June 2011.

The economy of Puerto Rico is very sensitive to the price of oil in the global market since it does not have a significant mass transit system available to the public and most of its electricity is powered by oil. The substantial increase in the price of oil has adversely impacted the economy by reducing disposable income and increasing the operating costs of most businesses and government. Consumer spending is particularly sensitive to wide fluctuations in oil prices.

This decline in Puerto Rico’s economy has resulted in, among other things, a downturn in our loan originations, an increase in the level of our non-performing assets, loan loss provisions and charge-offs, particularly in our construction and commercial loan portfolios, an increase in the rate of foreclosure loss on mortgage loans, and a reduction in the value of our loans and loan servicing portfolio, all of which have adversely affected our profitability. If the decline in economic activity continues, there could be further adverse effects on our profitability.

The above economic concerns and uncertainty in the private and public sectors may continue to have an adverse effect on the credit quality of our loan portfolios, as delinquency rates have increased, until the economy stabilizes.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by future failures of financial institutions and the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to different industries and counterparties and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, investment companies and other institutional clients. In certain of these transactions, we are required to post collateral to secure the obligations to the counterparties. In the event of a bankruptcy or insolvency proceeding involving one of such counterparties, we may experience delays in recovering the assets posted as collateral or may incur a loss to the extent that the counterparty was holding collateral in excess of the obligation to such counterparty.

In addition, many of these transactions expose us to credit risk in the event of a default by our counterparty or client. In addition, the credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. Any losses resulting from our routine funding transactions may materially and adversely affect our financial condition and results of operations.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

We and our subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of our services. If we do not comply with governmental regulations, we may be subject to fines, penalties, lawsuits or material restrictions on our businesses in the jurisdiction where the violation occurred, which may adversely affect our business operations. Changes in these regulations can significantly affect the services that we are asked to provide as well as our costs of compliance with such regulations. In addition, adverse publicity and damage to our reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect our ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis, by temporarily enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances and increasing insurance on bank deposits.

These programs have subjected financial institutions, particularly those participating in Troubled Asset Relief Program (“TARP”), to additional restrictions, oversight and costs. In addition, new proposals for legislation are periodically introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry, impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices, including in the areas of interest rates, financial product offerings and disclosures, and have an effect on bankruptcy proceedings with respect to consumer residential real estate mortgages, among other things. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

In recent years, regulatory oversight and enforcement have increased substantially, imposing additional costs and increasing the potential risks associated with our operations. If these regulatory trends continue, they could adversely affect our business and, in turn, our consolidated results of operations.

Financial services legislation and regulatory reforms may, if adopted, have a significant impact on our business and results of operations and on our credit ratings.

We face increased regulation and regulatory scrutiny as a result of our participation in the TARP. On July 20, 2010, we issued Series G Preferred Stock to the U.S. Treasury in exchange for the shares of Series F Preferred Stock plus accrued and unpaid dividends pursuant to an exchange agreement with the U.S. Treasury dated as of July 7, 2010, as amended. We also issued to the U.S. Treasury an amended and restated warrant to replace the original warrant that we issued to the U.S. Treasury in January 2009 under the TARP. On October 7, 2011, we issued 32,941,797 shares of Common Stock to the U.S. Treasury upon conversion of all of the Series G Preferred Stock.

On July 21, 2010, the Dodd-Frank Act was signed into law, which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes, and the regulations developed and to be developed thereunder include or will include, provisions affecting large and small financial institutions alike, including several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies; changes the base for FDIC insurance assessments to a bank’s average consolidated total assets minus average tangible equity, rather than upon its deposit base, and permanently raises the current standard deposit insurance limit to $250,000; and expands the FDIC’s authority to raise insurance premiums. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10 billion.

The Dodd-Frank Act also limits interchange fees payable on debit card transactions, establishes the Bureau of Consumer Financial Protection (the “CFPB”) as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

In July 2011, the CFPB advised us and other banks deemed to be “large banks” under the Dodd-Frank Act as to the agency’s approach to supervision and examination beginning on July 21, 2011. The CFPB supervision and examination approach will be guided toward protecting consumers and compliance with Federal consumer financial protection laws.

The Dodd-Frank Act also includes provisions that affect corporate governance and executive compensation at all publicly-traded companies and allows financial institutions to pay interest on business checking accounts. The legislation also restricts proprietary trading, places restrictions on the owning or sponsoring of hedge and private equity funds, and regulates the derivatives activities of banks and their affiliates.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital. In the case of certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or more as of December 31, 2009, these “regulatory capital deductions” are to be phased in incrementally over a period of three years beginning on January 1, 2013. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. Regulations implementing the Collins Amendment became effective on July 28, 2011 and set as a floor for the capital requirements of the Corporation and FirstBank a minimum capital requirement computed using FDIC’s general risk-based capital rules. Also, bank holding companies subject to the “advanced approaches” rule need not immediately begin deducting from Tier 1 capital their trust preferred securities and other instruments that are ineligible for insured banks, but may not include in their Tier 1 capital any such ineligible instruments in such banks, and may not include in Tier 1 capital any such ineligible instruments issued after May 19, 2010. Additional rulemaking as to the Collins amendment is expected.

These provisions, or any other aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect our business, financial condition, and results of operations. Our management is actively reviewing the provisions of the Dodd-Frank Act, many of which are to be phased in over the next several months and years, and assessing its probable impact on our operations. However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and us in particular, is uncertain at this time.

A separate legislative proposal would impose a new fee or tax on U.S. financial institutions as part of the 2010 budget plans in an effort to reduce the anticipated budget deficit and to recoup losses anticipated from the TARP. Such an assessment is estimated to be 15-basis points, levied against bank assets minus Tier 1 capital and domestic deposits. It appears that this fee or tax would be assessed only against the 50 or so largest financial institutions in the U.S., which are those with more than $50 billion in assets, and therefore would not directly affect us. However, the large banks that are affected by the tax may choose to seek additional deposit funding in the marketplace, driving up the cost of deposits for all banks. The administration has also considered a transaction tax on trades of stock in financial institutions and a tax on executive bonuses.

The U.S. Congress has also adopted additional consumer protection laws such as the Credit Card Accountability Responsibility and Disclosure Act of 2009, and the Federal Reserve has adopted numerous new regulations addressing banks’ credit card, overdraft and mortgage lending practices. Additional consumer protection legislation and regulatory activity is anticipated in the near future.

Internationally, both the Basel Committee on Banking Supervision and the Financial Stability Board (established in April 2009 by the Group of Twenty (“G-20”) Finance Ministers and Central Bank Governors to take action to strengthen regulation and supervision of the financial system with greater international consistency, cooperation and transparency) have committed to raise capital standards and liquidity buffers within the banking system (“Basel III”). On September 12, 2010, the Group of Governors and Heads of Supervision agreed to the calibration and phase-in of the Basel III minimum capital requirements (raising the minimum Tier 1 common equity ratio to 4.5% and minimum Tier 1 equity ratio to 6.0%, with full implementation by January 2015) and introducing a capital conservation buffer of common equity of an additional 2.5% with implementation by January 2019. On September 28, 2011, the Basel Committee announced plans to consider adjustments to the final liquidity charge to be imposed under Basel III, which liquidity charge would take effect on January 1, 2015. The liquidity coverage ratio being considered would require banks to maintain an adequate level of unencumbered high-quality liquid assets sufficient to meet liquidity needs for a 30 calendar day time horizon. Such proposals and legislation, if finally adopted, would change banking laws and our operating environment and that of our subsidiaries in substantial and unpredictable ways. We cannot determine whether such proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon our financial condition or results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

On January 6, 2010, the member agencies of the Federal Financial Institutions Examination Council, which includes the Federal Reserve, issued an interest rate risk advisory reminding banks to maintain sound practices for managing interest rate risk, particularly in the current environment of historically low short-term interest rates.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations may be adverse.

The imposition of additional property tax payments in Puerto Rico may further deteriorate our commercial, consumer and mortgage loan portfolios.

On March 9, 2009, the Governor of Puerto Rico signed into law the Special Act Declaring a State of Fiscal Emergency and Establishing an Integral Plan of Fiscal Stabilization to Save Puerto Rico’s Credit, Act No. 7 (the “Credit Act”). The Credit Act imposes a series of temporary and permanent measures, including the imposition of a 0.591% special tax applicable to properties used for residential (excluding those exempt as detailed in the Credit Act) and commercial purposes, and payable to the Puerto Rico Treasury Department. This temporary measure will be effective for tax years that commenced after June 30, 2009 and before July 1, 2012. The imposition of this special property tax could adversely affect the disposable income of borrowers from the commercial, consumer and mortgage loan portfolios and may cause an increase in our delinquency and foreclosure rates.

Risks Relating to an Investment in the Corporation’s Common Stock

Issuance of additional equity securities in the public markets and other capital management or business strategies that we may pursue could depress the market price of our Common Stock and result in further dilution of our common stockholders, including purchasers of our Common Stock in the current offering.

Generally, we are not restricted from issuing additional equity securities, including our common stock. We may choose or be required in the future to identify, consider and pursue additional capital management strategies to bolster our capital position. We may issue equity securities (including convertible securities, preferred securities, and options and warrants on our common or preferred stock) in the future for a number of reasons, including to finance our operations and business strategy, to adjust our leverage ratio, to address regulatory capital concerns, to restructure currently outstanding debt or equity securities or to satisfy our obligations upon the exercise of outstanding options or warrants. Our issuance of shares of Common Stock in the capital raise diluted our current stockholders’ 100% interest in the Corporation to a percentage interest of 10.43%. Future issuances of our equity securities, including Common Stock, in any transaction that we may pursue may dilute the interests of our existing common stockholders, including purchasers of our Common Stock in any equity offering, including the Rights Offering, and cause the market price of our Common Stock to decline.

The market price of our common stock may continue to be subject to significant fluctuations and volatility.

The stock markets have experienced high levels of volatility during the last few years. These market fluctuations have adversely affected, and may continue to adversely affect, the trading price of our Common Stock. In addition, the market price of our Common Stock has been subject to significant fluctuations and volatility because of factors specifically related to our businesses and may continue to fluctuate or further decline. Factors that could cause fluctuations, volatility or a decline in the market price of our Common Stock, many of which could be beyond our control, include the following:

•	our ability to comply with the Agreements;

•	any additional regulatory actions against us;

•	changes or perceived changes in the condition, operations, results or prospects of our businesses and market assessments of these changes or perceived changes;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors, including any future failures of banks in Puerto Rico;

•	changes in governmental regulations or proposals, or new governmental regulations or proposals, affecting us, including those relating to the current financial crisis and global economic downturn and those that may be specifically directed to us;

•	the continued decline, failure to stabilize or lack of improvement in general market and economic conditions in our principal markets;

•	the departure of key personnel;

•	changes in the credit, mortgage and real estate markets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	operating and stock price performance of companies that investors deem comparable to us; and

•	the public perception of the banking industry and its safety and soundness.

In addition, the stock market in general, and the NYSE and the market for commercial banks and other financial services companies in particular, have experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

Our suspension of dividends may have adversely affected and may further adversely affect our stock price and could result in the expansion of our board of directors.

In March 2009, the Board of Governors of the Federal Reserve issued a supervisory guidance letter intended to provide direction to bank holding companies (“BHCs”) on the declaration and payment of dividends, capital redemptions and capital repurchases by BHCs in the context of their capital planning process. The letter reiterates the long-standing Federal Reserve supervisory policies and guidance to the effect that BHCs should only pay dividends from current earnings. More specifically, the letter heightens expectations that BHCs will inform and consult with the Federal Reserve supervisory staff on the declaration and payment of dividends that exceed earnings for the period for which a dividend is being paid. In consideration of the financial results reported for the second quarter ended June 30, 2009, we decided, as a matter of prudent fiscal management and following the Federal Reserve guidance, to suspend payment of dividends. Our Agreement with the Federal Reserve precludes us from declaring any dividends without the prior approval of the Federal Reserve. We cannot anticipate if and when the payment of dividends might be reinstated.

This suspension may have adversely affected and may continue to adversely affect our stock price. Further, because dividends on our Series A through Series E Preferred Stock were not paid before January 31, 2011 (18 monthly dividend periods after we suspended dividend payments in August 2009), the holders of that preferred stock have the right to appoint two additional members to our board of directors. Any member of the Board of Directors appointed by the preferred stockholders is required to vacate his or her office if the Corporation returns to payment of dividends in full for twelve consecutive monthly dividend periods.

Risks Related to the Rights of Holders of Our Common Stock Compared to the Rights of Holders of Our Debt Obligations and Shares of Preferred Stock

The holders of our debt obligations, which, as of June 30, 2011, held debt in the amount of $232.0 million, and the holders of our shares of preferred stock still outstanding will have priority over our Common Stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of dividends.

In any liquidation, dissolution or winding up of First BanCorp, our Common Stock would rank below all debt claims against us and claims of all of our outstanding shares of preferred stock, including the shares of Series A through E Preferred Stock that were not exchanged for Common Stock in the exchange offer, which have a liquidation preference of approximately $63 million.

As a result, holders of our Common Stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of First BanCorp until after all our obligations to our debt holders have been satisfied and holders of senior equity securities and trust preferred securities have received any payment or distribution due to them.

In addition, we are required to pay dividends on our preferred stock before we pay any dividends on our Common Stock. Holders of our Common Stock will not be entitled to receive payment of any dividends on their shares of our Common Stock unless and until we obtain the Federal Reserve’s approval to resume payments of dividends on the shares of outstanding preferred stock.

Dividends on our Common Stock have been suspended and you may not receive funds in connection with your investment in our Common Stock without selling your shares of our Common Stock.

The Written Agreement that we entered into with the Federal Reserve prohibits us from paying any dividends or making any distributions without the prior approval of the Federal Reserve. Holders of our Common Stock are only entitled to receive dividends as our Board of Directors may declare them out of funds legally available for payment of such dividends. We have suspended dividend payments on our Common Stock since August 2009.

We are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. Moreover, the Federal Reserve has issued a policy statement stating that bank holding companies should generally pay dividends only out of current operating earnings. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at the 100% or higher level unless both asset quality and capital are very strong.

In addition, the terms of our outstanding junior subordinated debt securities held by trusts that issue trust preferred securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock and preferred stock, or purchasing, acquiring, or making a liquidation payment on such stock, with certain exceptions, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Future offerings of preferred stock, which would likely be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

If the Agreements are terminated and we resume the payment of dividends on our outstanding preferred stock, our Board of Directors will again be authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our Board of Directors would have the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our Common Stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our Common Stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the market price of our Common Stock could be adversely affected.

Risks Related to the Rights Offering

The subscription price per share is not necessarily an indication of the fair value of our Common Stock.

The price per share offered in the Rights Offering was set to equal the price per share offered to institutional investors in our capital raise. This price is not necessarily related to our book value, tangible book value, multiple of earnings or any other established criteria of fair value and may or may not be considered the fair value of our Common Stock to be offered in the Rights Offering. After the completion of the Rights Offering, our Common Stock may continue to trade at prices below the subscription price.

If you do not exercise your Rights, your percentage ownership will be further diluted.

As a result of completion of the capital raise, your percentage ownership in the Corporation was significantly diluted. Our stockholders as of the Record Date owned 100% of our stock but now own 10.43% as a result of the completion of the capital raise and the conversion of the Series G Preferred Stock into Common Stock. We will issue up to 10,651,835 shares of Common Stock in the Rights Offering. If the Rights are exercised in full, the percentage of shares owned by our stockholders as of the Record Date will increase from 10.43% to 14.87%. If certain institutional investors exercise in full their anti-dilution rights relating to the Rights Offering, the percentage of shares owned by stockholders as of the Record Date will decrease to 13.88% if the Rights are exercised in full. If you choose not to exercise your Rights, your ownership interest in our Common Stock will be diluted relative to stockholders who exercise their Rights.

If you do not follow the subscription instructions and act before the Rights Offering expires, your exercise of Rights will be rejected.

If you want to exercise your Rights and purchase shares in the Rights Offering, you must act promptly to ensure that the subscription agent receives all required forms and payment before 5:00 p.m., Eastern Time, on the Expiration Date. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts promptly on your behalf and that the subscription agent receives all required forms and payment before the Rights Offering expires. We are not responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the Expiration Date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your Rights before the Expiration Date, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent undertakes any responsibility to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise complies properly with the subscription procedures.

Our stock price may decline between the time you elect to purchase shares and the time shares are issued to you.

If you purchase shares in the Rights Offering by submitting a rights certificate and payment, the subscription agent will mail to you a direct registration account statement or, upon request, a stock certificate as soon as practicable following the Expiration Date. If your shares are held by a broker, dealer, custodian bank or other nominee and you purchase shares, your account with your nominee will be credited by your nominee. Until the shares of Common Stock you elect to purchase are issued to you, you may not be able to sell your shares even though the Common Stock issued in the Rights Offering will be listed for trading on the NYSE. The stock price may decline between the time you decide to sell your shares and the time you sell your shares.

There is no prior market for the Rights.

We anticipate that the Rights will be eligible to trade on the NYSE under the symbol “FBP-RT” from the commencement of the Rights Offering until 4:00 p.m., Eastern Time, on the last trading day prior to the Expiration Date, provided that our Common Stock is trading at a price of at least $3.50 per share. The Rights will be a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable, or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights, and we cannot estimate the price at which you may be able to sell your Rights.

Commissions and applicable taxes or broker fees may apply if you sell your Rights. Subject to certain earlier deadlines described in the section entitled “The Rights Offering—Selling Rights through the Subscription Agent,” the Rights are transferable during the period the Rights are eligible for trading on the NYSE as described above, following which period they will no longer be transferable. The subscription agent will only facilitate sales or transfers of the Rights until 4:00 p.m., Eastern Time, on November 21, 2011, which is five trading days prior to the Expiration Date. If you wish to sell or otherwise transfer your Rights or the subscription agent tries to sell or otherwise transfer Rights on your behalf, but such Rights cannot be sold or otherwise transferred, or if you provide the subscription agent with instructions to exercise the Rights and your instructions are not timely received by the subscription agent or if you do not provide any instructions to exercise your Rights, then the Rights will expire and will be void and no longer exercisable.

The Rights Offering may cause the price of our Common Stock to decrease.

The shares of Common Stock that will be issuable in the Rights Offering may cause the price of a share of our Common Stock to decrease. If shares of Common Stock purchased in the Rights Offering, purchased by institutional investors, or issued upon conversion of the Series G Preferred Stock to the Treasury are sold, such sales could further depress the market price of our Common Stock.

The future price of our Common Stock may continue to be less than the $3.50 subscription price per share in the Rights Offering.

If you exercise your Rights to purchase Common Stock in the Rights Offering, you may not be able to sell the shares of Common Stock later at or above the $3.50 subscription price. The last reported price of a share of our Common Stock on the NYSE as of October 20, 2011 was $3.01. This price could be subject to further fluctuations in response to numerous factors, some of which are beyond our control. See “—Risks Related to an Investment in the Corporation’s Securities—The market price of our common stock may continue to be subject to significant fluctuations and volatility.”

If you exercise your Rights, you commit to purchasing Common Stock at the designated subscription price and may not revoke your exercise even if the public trading market price of such shares is below the subscription price.

Your exercise of Rights to purchase shares of our Common Stock is irrevocable. If you exercise your Rights and the public trading market price of a share of our Common Stock is below the subscription price, you will have committed to buying our Common Stock at a price above the prevailing market price and could have an immediate unrealized loss. Our Common Stock is currently listed for trading on the NYSE under the ticker symbol “FBP,” and the last reported price of a share of our Common Stock on the NYSE on October 20, 2011 was $3.01 per share. Following the exercise of your Rights, you may not be able to sell your shares of Common Stock at a price equal to or greater than the subscription price.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference in this prospectus are “forward-looking” statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements may relate to our financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity and the effect of new accounting guidance on our financial condition and results of operations. All statements contained herein or incorporated by reference in this prospectus that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates and assumptions by us that are difficult to predict. Various factors, some of which are beyond our control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the risks described above in the “Risk Factors” section, and the following:

•	uncertainty about whether the Corporation will be able to fully comply with the Agreements that, among other things, require the Bank to reduce its special mention, classified, delinquent and non-accrual assets;

•	uncertainty as to the availability of certain funding sources, such as brokered CDs;

•	the Corporation’s reliance on brokered CDs and its ability to obtain, on a periodic basis, approval from the FDIC to issue brokered CDs to fund operations and provide liquidity in accordance with the terms of the Order;

•	the risk of not being able to fulfill the Corporation’s cash obligations or resume paying dividends to the Corporation’s stockholders due to the Corporation’s inability to receive approval from the FED to receive dividends from the Corporation’s banking subsidiary, FirstBank;

•	the risk of being subject to possible additional regulatory actions;

•	the strength or weakness of the real estate market and of the consumer and commercial credit sectors and their impact on the credit quality of the Corporation’s loans and other assets, including the construction and commercial real estate loan portfolios, which have contributed and may continue to contribute to, among other things, the high levels of non-performing assets, charge-offs and the provision expense and may subject the Corporation to further risk from loan defaults and foreclosures;

•	adverse changes in general economic conditions in the United States and in Puerto Rico, including the interest rate scenario, market liquidity, housing absorption rates, real estate prices and disruptions in the U.S. capital markets, which may reduce interest margins, impact funding sources and affect demand for all of the Corporation’s products and services and the value of the Corporation’s assets;

•	an adverse change in the Corporation’s ability to attract new clients and retain existing ones;

•	a decrease in demand for the Corporation’s products and services and lower revenues and earnings because of the continued recession in Puerto Rico and the current fiscal problems and budget deficit of the Puerto Rico government;

•	uncertainty about regulatory and legislative changes for financial services companies in Puerto Rico, the United States and the Virgin Islands, which could affect the Corporation’s financial performance and could cause the Corporation’s actual results for future periods to differ materially from prior results and anticipated or projected results;

•	uncertainty about the effectiveness of the various actions undertaken to stimulate the U.S. economy and stabilize the U.S. financial markets, and the impact such actions may have on the Corporation’s business, financial condition and results of operations;

•	changes in the fiscal and monetary policies and regulations of the federal government, including those determined by the Federal Reserve, the FDIC, government-sponsored housing agencies and local regulators in Puerto Rico and the Virgin Islands;

•	the risk of possible failure or circumvention of controls and procedures and the risk that the Corporation’s risk management policies may not be adequate;

•	the risk that the FDIC may further increase the deposit insurance premium and/or require special assessments to replenish its insurance fund, causing an additional increase in our non-interest expense;

•	the risk of not being able to recover the assets pledged to Lehman Brothers Special Financing, Inc.;

•	the impact on the Corporation’s results of operations and financial condition associated with acquisitions and dispositions;

•	a need to recognize additional impairments of financial instruments or goodwill relating to acquisitions;

•	the adverse effect of litigation;

•	risks that downgrades in the credit ratings of the Corporation’s long-term senior debt will adversely affect the Corporation’s ability to make future borrowings;

•	the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act on our businesses, business practices and cost of operations;

•	general competitive factors and industry consolidation; and

•	the future dilution to holders of the Corporation’s common stock resulting from additional issuances of common stock or securities convertible into common stock.

Although the “forward-looking statements” are based on our current beliefs and expectations, we do not undertake, and specifically disclaim any obligation, to update any of the “forward-looking statements” to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by federal and state securities laws.

We may not actually achieve the plans, intentions or expectations described in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

You should read this prospectus and the documents that we incorporate by reference into this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

PLAN OF DISTRIBUTION

On or about October 25, 2011, we will distribute the Rights at no cost to our stockholders as of the Record Date. If you wish to exercise your Rights, you must timely comply with the exercise procedures described under “The Rights Offering—Method of Exercising Rights.” We anticipate that the Rights will be eligible to trade on the NYSE under the symbol “FBP-RT” from the commencement of the Rights Offering until 4:00 p.m., Eastern Time, on the last trading day before the Expiration Date, provided that our Common Stock is trading at a price of at least $3.50 per share.

We have agreed to pay The Bank of New York Mellon, the subscription agent and information agent for the Rights Offering, estimated fees and expenses of $19,000. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Rights. We will not pay any other commissions, underwriting fees or discounts in connection with the Rights Offering.

Some of our employees may solicit responses from you as a holder of Rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the Rights Offering will be $467,328.28.

If you have any questions, you should contact the subscription agent as provided in “The Rights Offering—Subscription Agent.”

USE OF PROCEEDS

Assuming the exercise of Rights to purchase all 10,651,835 shares of Common Stock in the Rights Offering, we estimate that the net proceeds of the Rights Offering, after deducting related expenses, will be approximately $36.8 million. Because there is no minimum number of shares that must be sold in the Rights Offering, we can provide no assurance regarding the amount of capital we will actually raise in the Rights Offering. We expect to use the net proceeds from the Rights Offering for general corporate purposes, including improving the Corporation’s and First Bank’s capital positions.

MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION

Our Common Stock is currently listed on the NYSE under the symbol “FBP.” As of October 18, 2011, we had 204,245,466 shares of our Common Stock outstanding, held by approximately 561 holders of record.

The following table sets forth the quarterly high and low sales prices of our Common Stock on the NYSE for the periods indicated after adjustment of all amounts to retroactively reflect the 1-for-15 reverse stock split that occurred on January 7, 2011:

			Cash dividends
	Share prices		declared
	High	Low	per share

2011
Fourth Quarter through October 20, 2011	$3.06	$2.57
Third Quarter ended September 30, 2011	4.64	2.76	$0.00	*
Second Quarter ended June 30, 2011	5.17	3.62	0.00	*
First Quarter ended March 31, 2011	7.50	4.07	0.00	*
2010
Fourth Quarter ended December 31, 2010	$7.20	$3.60	$0.00	*
Third Quarter ended September 30, 2010	9.75	4.05	0.00	*
Second Quarter ended June 30, 2010	55.35	7.95	0.00	*
First Quarter ended March 31, 2010	43.50	28.35	0.00	*
2009
Fourth Quarter ended December 31, 2009	$45.45	$22.05	$0.00	*
Third Quarter ended September 30, 2009	64.65	42.15	0.00	*
Second Quarter ended June 30, 2009	114.60	59.1	0.07
First Quarter ended March 31, 2009	168.00	51.45	0.07

*	Cash dividends on our Common Stock have been suspended since August 2009.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011:

•	On an actual basis;

•	On a pro forma basis giving effect to:

1.  the issuance and sale of 150,000,000 shares of our Common Stock at a price of $3.50 per share, and assuming the proceeds (after deducting estimated offering expenses payable by us and the estimated $26 million payment of accrued and unpaid dividends on the Series G Preferred Stock as of September 30, 2011) will be invested in money market investments; and

2.  the issuance of shares of our Common Stock to the U.S. Treasury upon the conversion of 424,174 shares of our Series G Preferred Stock at the conversion price of $9.657 per share but no exercise by the U.S. Treasury of its Warrant; and

•	On a pro forma basis and as adjusted basis giving effect to:

1.  the issuance of 10,651,835 shares of Common Stock at $3.50 per share in the Rights Offering and an aggregate of 15,373,922 additional shares to certain institutional investors to maintain their ownership percentages.

	As of June 30, 2011
		Pro forma
		$525MM	Pro forma
		Capital Raise	and as
		and Series G	adjusted for
		Preferred Stock	Rights
	Actual	Conversion	Offering
	(in thousands, except share data)

Long term borrowings	$231,959	$231,959	$231,959
Stockholders’ equity
Preferred stock, $1.00 par value, 50,000,000 shares authorized;
450,195 shares of Series A Preferred Stock outstanding	11,255	11,255	11,255
475,987 shares of Series B Preferred Stock outstanding	11,900	11,900	11,900
460,611 shares of Series C Preferred Stock outstanding	11,515	11,515	11,515
510,592 shares of Series D Preferred Stock outstanding	12,765	12,765	12,765
624,487 shares of Series E Preferred Stock outstanding	15,612	15,612	15,612
424,174 shares of Series G Preferred Stock outstanding, net of discount	365,656	—	—
Common stock, $0.10 par value; 2,000,000,000 shares authorized, 21,963,522 shares issued and 21,303,669 shares outstanding, actual; $0.10 par value, 2,000,000,000 shares authorized, 204,905,319 shares issued and 204,245,466 shares outstanding, pro forma with a capital raise of $525 million, $0.10 par value, 2,000,000,000 shares authorized, 230,931,076 shares issued and 230,271,223 shares outstanding, and pro forma and as adjusted for Rights Offering and exercise of anti-dilution provisions	2,196	20,490	23,093
Treasury stock (at par value)	(66)	(66)	(66)
Additional paid-in capital	319,505	883,085	968,953
Retained earnings	246,605	496,643	496,643
Accumulated other comprehensive income-unrealized gain on securities available for sale net of tax	12,635	12,635	12,635

Total stockholders’ equity	1,009,578	1,475,834	1,564,305

Total Capitalization	$1,241,537	$1,707,793	$1,796,264

DESCRIPTION OF CAPITAL STOCK

Our Restated Articles of Incorporation (“Articles of Incorporation”) authorize the issuance of up to 2,000,000,000 shares of Common Stock and up to 50,000,000 shares of preferred stock, par value $.10 per share. On January 7, 2011, we effected a 1-for-15 reverse stock split of our Common Stock. The amount of authorized shares of common stock did not change as a result of the reverse stock split.

The following summary outlines the rights of the holders of our Common Stock. This summary is qualified in its entirety by reference to our Articles of Incorporation and our by-laws (the “By-laws”), each of which is an exhibit to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of stockholder rights.

Governing Documents

Holders of shares of our Common Stock have the rights set forth in our Articles of Incorporation, the By-laws, and Puerto Rico law.

Dividends

Subject to the preferential rights of any other class or series of capital stock, including preferred stock, holders of our Common Stock are entitled to receive, pro rata, dividends when and as declared by our Board of Directors out of funds legally available for the payment of dividends.

In general, so long as any shares of preferred stock remain outstanding and until we meet various federal regulatory considerations, we cannot declare, set apart or pay any dividends on shares of our Common Stock unless all accrued and unpaid dividends on our preferred stock for the twelve monthly dividend periods ending on the immediately preceding dividend payment date have been paid or are paid contemporaneously and the full monthly dividend on our preferred stock for the then current month has been or is contemporaneously declared and paid or declared and set apart for payment.

In addition, because dividends on our Series A through Series E Preferred Stock were not paid before January 31, 2011 (18 monthly dividend periods after we suspended dividend payments in August 2009), the holders of that preferred stock have the right to appoint two additional members to our board of directors. Any member of the Board of Directors appointed by the preferred stockholders is required to vacate its office if the Corporation returns to payment of dividends in full for twelve consecutive monthly dividend periods.

Under the terms of the Exchange Agreement with the United States Treasury, we are required to obtain prior approval from the Treasury to declare or pay dividends on our capital stock and to receive dividends from FirstBank. Under the Exchange Agreement, until the earlier of January 16, 2012 or such time that the United States Treasury ceases to own the Corporation’s equity securities, the Corporation may not declare or pay dividends in an amount that is higher than the last declared dividend.

Ranking

The Common Stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of First BanCorp to all other securities and indebtedness of First BanCorp.

Conversion Rights

None of the shares of Common Stock are convertible into other securities.

Voting Rights

Holders of shares of our Common Stock are entitled to one vote per share on all matters voted on by our stockholders. There are no cumulative voting rights for the election of directors.

Redemption

We have no obligation or right to redeem our common stock.

Listing

Our Common Stock is listed for trading on the NYSE.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is The Bank of New York Mellon.

THE RIGHTS OFFERING

Rights

We will distribute, at no charge, to holders of our Common Stock, Rights to purchase up to 10,651,835 shares of Common Stock at a price of $3.50 per share. In the Rights Offering, you will receive one Right for each share of Common Stock held by you of record as of 5:00 p.m., Eastern time, on September 6, 2011. The exercise of two Rights will entitle you to purchase one share of Common Stock at a subscription price of $3.50 per share.

Basic Subscription Rights

Pursuant to the Rights Offering, stockholders will have the right to purchase one new share of Common Stock at a subscription price of $3.50 per share upon the exercise of two Basic Subscription Rights. You may exercise some, all, or none of your Rights. You may also transfer your Rights. See “—Transferability of Rights” below for more information. If you do not timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold, you will not be entitled to exercise your Over-subscription Privilege to purchase any additional Common Stock.

Over-subscription Privilege

If you timely and fully exercise your Basic Subscription Right with respect to all the Rights you hold, you may also choose to exercise your Over-subscription Privilege to purchase additional shares of Common Stock that other Rights Holders do not elect to purchase through their Basic Subscription Rights, subject to availability and allocation, provided that the aggregate number of all shares of Common Stock purchased in the Rights Offering may not exceed 10,651,835.

If the number of shares issuable upon the exercise of over-subscription requests exceeds the number of shares available, we will allocate the available shares pro rata among the Rights Holders exercising the Over-subscription Privilege in proportion to the number of shares such a Rights Holder elected to purchase pursuant to the Over-subscription Privilege, relative to the aggregate number of shares requested in all of the over-subscription requests received from Rights Holders. We may reject any over-subscription request and we will, in most cases, reject an over-subscription request to the extent the stockholder would own 5% or more of our Common Stock after the Over-subscription Privilege is exercised. If you exercise your Over-subscription Privilege and your over-subscription request is rejected, for any reason, the excess subscription payment will be returned to you, without interest or penalty, as soon as practicable.

To properly exercise your Over-subscription Privilege, you must deliver the subscription payment related to your Over-subscription Privilege before the Expiration Date. Because we will not know the total number of excess available shares and how excess available shares will be allocated before the Rights Offering expires, in order for the exercise of your entire Over-subscription Privilege to be valid, you should deliver to the subscription agent payment in an amount equal to the aggregate subscription price for the entire number of shares that you have requested to purchase pursuant to your Over-subscription Privilege, along with payment for the exercise of your Basic Subscription Right and all rights certificates and any Other Subscription Documents that the subscription agent may require, prior to the expiration of the Rights Offering.

We can provide no assurances that you will actually be permitted to purchase in full the number of shares you elect to purchase through the exercise of your Over-subscription Privilege. We will not be able to satisfy any requests for shares pursuant to the Over-subscription Privilege if all Rights Holders timely and fully exercise their Basic Subscription Rights with respect to all the Rights they hold, and we will only honor an Over-subscription Privilege to the extent sufficient shares are available following the exercise of Basic Subscription Rights, subject to the pro rata allocation described above.

To the extent the aggregate subscription price of the number of shares allocated to you pursuant to the Over-subscription Privilege is less than the amount you actually paid, the excess subscription payment will be returned to you as soon as practicable, without interest or penalty, after the Expiration Date.

To the extent the amount you paid in connection with the exercise of the Over-subscription Privilege is less than the aggregate subscription price of the shares allocated to you pursuant to the Over-subscription Privilege, you will receive only the number of shares for which you submitted full payment.

Delivery of Common Stock

The subscription agent will deliver a direct registration account statement or, upon request, a stock certificate to you or your nominee representing the Common Stock that you purchased in the Rights Offering as soon as practicable following the expiration of the Rights Offering.

Reasons for the Rights Offering

We will conduct the Rights Offering to offer stockholders as of the Record Date the opportunity to purchase shares of Common Stock at $3.50 per share, which is the same price at which our Common Stock was sold to institutional investors in the capital raise. The Corporation’s issuance of 150,000,000 shares of Common Stock in the capital raise enhances the ability of the Corporation’s banking subsidiary, FirstBank, to maintain the capital levels that FirstBank is required to maintain pursuant to the FDIC Order.

Method of Exercising Rights

The exercise of Rights will be irrevocable and may not be cancelled or modified. You will be able to exercise your Rights as follows:

Subscription by Registered Holders

If you hold Common Stock and/or Rights in your name, the number of shares you may purchase pursuant to your Basic Subscription Right will be indicated on the enclosed rights certificate. You will be able to exercise your Rights by properly completing and executing the rights certificate and forwarding it, together with your full payment and any Other Subscription Documents that the subscription agent may require, to the subscription agent at the address given below under “—Subscription Agent,” to be received on or before the Expiration Date.

Subscription by Beneficial Owners

If you are a beneficial owner of Common Stock that is registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, we will issue Rights to the nominee record holder for the shares of Common Stock that you own on the Record Date. If you are a beneficial owner of Rights and you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares in the Rights Offering and follow the instructions provided by your nominee.

Subscription by DTC Participants

We expect that the exercise of your Rights may be made through the facilities of the Depository Trust Company (“DTC”). If your Rights are held of record through DTC, you will be able to exercise your Rights by instructing DTC, or having your broker instruct DTC, to submit to the subscription agent certification as to the aggregate number of Rights you are exercising and the number of shares of Common Stock you are subscribing for under your Basic Subscription Right and your Over-subscription Privilege, if any, and your full subscription payment.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in U.S. currency by one of the following two methods:

•	by a cashier’s or certified check drawn upon a U.S. bank payable to Mellon Investor Services LLC (acting on behalf of Mellon Bank, N.A.); or

•	by a personal check drawn upon a U.S. bank payable to Mellon Investor Services LLC.

Payments will be deemed to have been received upon clearance of any cashier’s check, certified check or personal check. If paying by personal check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, Rights Holders who wish to pay the subscription price by means of personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such time.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. DO NOT SEND RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO US. We will not consider your subscription received until the subscription agent has received a properly completed and duly executed rights certificate, any Other Subscription Documents that the subscription agent may require, and payment of the full subscription amount.

The method of delivery of rights certificates, any Other Subscription Documents that the subscription agent may require, and payment of the subscription amount to the subscription agent will be at the risk of Rights Holders. We recommend that you send those documents and payments properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the Expiration Date.

Incomplete or Incorrect Subscription Documents or Payment

If you fail to properly complete and duly sign the rights certificate and any Other Subscription Documents that the subscription agent may require or otherwise fail to follow the subscription procedures that apply to the exercise of your Rights before the Expiration Date, the subscription agent will reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent accepts any responsibility to contact you concerning an incomplete or incorrect subscription document, nor are we under any obligation to correct such documents. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the exercise of your Rights will be given effect to the fullest extent possible based on the amount of the payment received, subject to the availability of shares and allocation procedure applicable to the exercise of the Over-subscription Privilege. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the Expiration Date.

Expiration Date

You will be able to exercise your Rights beginning on October 25, 2011 until 5:00 p.m., Eastern Time, on November 29, 2011, which is the expiration of the Rights Offering. If you do not exercise your Rights during that time, your Rights will expire and will no longer be exercisable and any Rights not exercised before that time will be void and worthless without any payment to the holders thereof. We will not be required to issue shares to you if the subscription agent receives your rights certificate, any Other Subscription Documents or your subscription payment after the Expiration Date.

If you hold your Common Stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will take action on your behalf in accordance with your instructions. Please note that your nominee may establish a deadline before the Expiration Date for the receipt of your instructions.

We do not intend to extend the Expiration Date for the Rights Offering.

Subscription Agent

The subscription agent for this offering is The Bank of New York Mellon. The rights certificate, any Other Subscription Documents that the subscription agent may require, and payment of the subscription price must be delivered to the subscription agent by overnight delivery services, or by certified or registered mail.

We recommend that you send documents and payments properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the Expiration Date. See “—Payment Method” for more information. Do not send or deliver these materials or payments to First BanCorp.

If you deliver rights certificates, any Other Subscription Documents that the subscription agent may require or payments in a manner different than that described above, we may not honor the exercise of your Rights.

Information Agent

The information agent for this offering is The Bank of New York Mellon. In its capacity as information agent, Mellon Investor Services LLC will assist with the mailing of this prospectus and related materials to Rights Holders, respond to inquiries of and provide information to Rights Holders, and provide other similar advisory services.

Medallion Guarantee May Be Required

Your signature on each rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, in the following circumstances:

•	you wish to have your shares issued to someone other than the registered holder; or

•	you wish to transfer all or a portion of your Rights.

You can obtain a signature guarantee from a financial institution—such as a commercial bank, savings and loan association, credit union or broker dealer—that participates in one of the Medallion signature guarantee programs. The three Medallion signature guarantee programs are the following:

•	Securities Transfer Agents Medallion Program (STAMP), whose participants include more than 7,000 U.S. and Canadian financial institutions;

•	Stock Exchanges Medallion Program (SEMP), whose participants include the regional stock exchange member firms and clearing and trust companies; and

•	New York Stock Exchange Medallion Signature Program (MSP), whose participants include NYSE member firms.

If a financial institution is not a member of a recognized Medallion signature guarantee program, it would not be able to provide signature guarantees. Also, if you are not a customer of a participating financial institution, it is likely the financial institution will not guarantee your signature. Therefore, the best source of a Medallion Guarantee would be a bank, savings and loan association, brokerage firm, or credit union with whom you do business. The participating financial institution will use a Medallion imprint or stamp to guarantee the signature, indicating that the financial institution is a member of a Medallion signature guarantee program and is an acceptable signature guarantor.

Guaranteed Delivery Procedures

If you wish to exercise Rights, but you do not have sufficient time to deliver the rights certificate evidencing your Rights and any Other Subscription Documents that the subscription agent may require to the subscription agent prior to the Expiration Date, you will be able to exercise your Rights by the following guaranteed delivery procedures:

•	deliver to the subscription agent prior to the Expiration Date the subscription payment for each share you elected to purchase pursuant to the exercise of Rights in the manner set forth above under “—Payment Method”;

•	deliver to the subscription agent prior to the Expiration Date the form entitled “Notice of Guaranteed Delivery”; and

•	deliver the properly completed and duly executed rights certificate evidencing your Rights being exercised, with any required signatures guaranteed, and any Other Subscription Documents that the subscription agent may require to the subscription agent within three business days following the date you submit your notice of guaranteed delivery.

Your notice of guaranteed delivery must be delivered in substantially the same form provided with the instructions on your rights certificate. Your notice of guaranteed delivery must include a signature guarantee from an eligible institution described above.

In your notice of guaranteed delivery, you must provide:

•	your name;

•	the number of Rights represented by your rights certificate, the number of shares of Common Stock for which you are subscribing under your Basic Subscription Right, and the number of shares of Common Stock for which you are subscribing under your Over-subscription Privilege, if any; and

•	your guarantee that you will deliver to the subscription agent a rights certificate evidencing the Rights you are exercising and any Other Subscription Documents that the subscription agent may require within three business days following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver your notice of guaranteed delivery to the subscription agent in the same manner as your rights certificate at the address set forth above under “—Subscription Agent.”

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds Common Stock for the account of stockholders on the Record Date, you should notify the beneficial owners of the Rights Offering as soon as possible after we distribute the rights to determine whether they intend to exercise their Rights and obtain instructions. If a beneficial owner of our Common Stock so instructs, you should complete the rights certificate and any Other Subscription Documents that the subscription agent may require and submit them to the subscription agent with the full subscription payment by the Expiration Date. You will be able to exercise the number of Rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our Common Stock on the Record Date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your Rights Offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of Common Stock and will receive your Rights through a broker, custodian bank or other nominee, your nominee will notify you of the Rights Offering. If you wish to exercise your Rights, you must instruct your nominee to act on your behalf, as described above. To indicate your decision with respect to your Rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the Rights Offering, but believe you are entitled to participate in the Rights Offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the expiration of the Rights Offering.

No Recommendation to Rights Holders

Our Board of Directors will not make a recommendation regarding any exercise or transfer of your Rights. Rights Holders who exercise Rights risk investment loss on money invested. The market price of our Common Stock has been volatile and, accordingly, the Common Stock that you purchase in this offering may continue to trade at a price lower than the subscription price and you may not be able to sell the shares when you want or at prices you find attractive. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, and the other information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of risks involved in investing in our Common Stock.

Market for our Common Stock

The Common Stock issuable upon exercise of the Rights will be listed on the NYSE under the symbol “FBP.”

Transferability of Rights

The Rights will be transferable from the commencement of the Rights Offering and will continue to be transferable until 4:00 p.m., Eastern Time, on the last trading day prior to the Expiration Date. If you wish to transfer all or a portion of your Rights, you need to allow sufficient time for the transfer of documents, as described below under “—Method of Transferring Rights.”

Market for Rights

You may seek to sell your Rights through normal investment channels. We anticipate that the Rights will be eligible to trade on the NYSE under the symbol “FBP-RT” during the period of transferability described above, provided that our Common Stock is trading at a price of at least $3.50 per share. The Rights will be a new issue of securities, however, and do not have an established trading market. We cannot give you any assurance that a market for the Rights will develop or, if a market does develop, whether it will be sustainable throughout the period when the Rights are transferable or at what prices the Rights will trade. Therefore, we cannot assure you that you will be able to sell any of your Rights, and we cannot estimate the price at which you may be able to sell your Rights. Commissions and applicable taxes or broker fees may apply if you sell your Rights.

Method of Transferring Rights

You may transfer all or a portion of the Rights we distribute to you by following the instructions on your rights certificate. Any portion of the Rights evidenced by your rights certificate representing whole Rights may be transferred by delivering to the subscription agent a rights certificate properly endorsed for transfer, with instructions to register that portion of the Rights indicated in the name of the transferee and to issue a new rights certificate to the transferee evidencing the transferred Rights.

If you wish to transfer all or a portion of your Rights, you should allow a sufficient amount of time between the time we issue the Rights and the expiration of the transferability period for the transfer instructions to be received and processed by the subscription agent. Once processed by the subscription agent, the transferee receiving all or a portion of your Rights will need sufficient time to exercise or sell the Rights evidenced by the new rights certificates that they receive. You will also need adequate time to obtain a new right certificate representing your remaining rights, if any. The required time will depend upon the method by which delivery of the rights certificates and payment is made and the number of transactions you instruct the subscription agent to effect. Please remember that the Rights Offering will be conducted for a limited period. Neither we nor the subscription agent shall have any liability to a transferee or you if rights certificates, any Other Subscription Documents that the subscription agent may require or subscription payments are not received in time for exercise prior to the Expiration Date.

A new rights certificate will be issued to you if you transfer a portion of your Rights. Your new rights certificate representing your retained Rights will be mailed to you unless you otherwise instruct the subscription agent.

Selling Rights through the Subscription Agent

If you hold your Rights in your own name, you may seek to sell or transfer your Rights through the subscription agent. If you wish to have the subscription agent seek to sell your Rights, you must complete the applicable portion in Section 4 of your rights certificate and deliver your rights certificate to the subscription agent. If you want the subscription agent to seek to sell only a portion of your Rights, you must specify the number of rights in the applicable portion of your rights certificate. If you request the subscription agent to sell all or a portion of your Rights but do not specify the number of Rights you wish to be sold by the subscription agent, the subscription agent will seek to sell all of the Rights you hold that have not been exercised or transferred.

If the subscription agent sells Rights for you, it will send you a check for the net proceeds from the sale of any of your Rights as soon as practicable after the Expiration Date. If your Rights can be sold, the sale will be deemed to have been made at the weighted average net sale price of all Rights sold by the subscription agent regardless of the price actually received by the subscription agent for the sale of your Rights. A registered broker-dealer affiliated with the subscription agent will charge a holder of Rights a commission of $0.02 per Right for each Right sold for the holder, plus any applicable taxes. In addition, the holder will be charged a transaction fee at a rate of $19.20 per million dollars of Rights sold. The aggregate fees charged by the subscription agent for selling Rights will be deducted from the aggregate sale price for all Rights in determining the weighted average net sale price of all such Rights. Neither the Corporation nor the subscription agent can give you any assurance that the subscription agent will be able to sell your Rights.

The subscription agent must receive your properly executed rights certificate and appropriate instructions before 4:00 p.m., Eastern Time, on November 21, 2011, the fifth business day before the Expiration Date. If less than all sales orders received by the subscription agent are filled, it will prorate the sales proceeds among you and the other holders of Rights based on the number of Rights that each holder has instructed the subscription agent to sell, regardless of when the instructions are received by it. The subscription agent will be required to sell your Rights only if it is able to find buyers. If the subscription agent cannot sell your Rights by 5:00 p.m., Eastern Time, on November 23, 2011, the third business day prior to the Expiration Date, the subscription agent will return your rights certificate to you by overnight delivery.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your Rights, including time of receipt and eligibility to participate in the Rights Offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must provide missing documents or information, correct any inaccurate information and resolve any other discrepancies in connection with your subscriptions before the Rights Offering expires, unless we waive those defects in our sole discretion. Neither we nor the subscription agent will be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted only when the subscription agent receives a properly completed and duly executed rights certificate and any Other Subscription Documents that the subscription agent may require and the full subscription payment including final clearance of any cashier’s check or personal check. Our interpretations of the terms and conditions of the Rights Offering will be final and binding.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you will not be allowed to revoke or change the exercise or request a refund of monies paid. All exercises of Rights will be irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your Rights unless you are certain that you wish to purchase shares at the subscription price.

Stockholder Rights

You will have no rights as a holder of the Common Stock you purchase in the Rights Offering until such Common Stock is issued to you. The subscription agent will mail you a direct registration account statement as soon as practicable following the Expiration Date.

Foreign Stockholders; Stockholders with APO or FPO Addresses; Unknown Addresses

If you are a holder of record and your address is outside the United States, or if you have an APO or FPO address, or if your address is unknown, a rights certificate will not be mailed to you. To exercise your Rights, you must notify the subscription agent prior to 5:00 p.m., New York City time, on November 23, 2011, the third business day prior to the Expiration Date of your exercise of such Rights and provide evidence satisfactory to us, such as a legal opinion from local counsel, that the exercise of such Rights does not violate the laws of the jurisdiction in which you reside. If no notice is received by such time or the evidence presented is not satisfactory to us, the Rights represented thereby will expire.

Fees and Expenses

We will pay all fees charged by the subscription agent and all other expenses incurred by us in the Rights Offering. You are responsible for paying any commissions, fees, taxes or other expenses incurred in connection with the transfer or exercise of your Rights.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion describes the material United States federal income tax consequences to U.S. holders (as defined below) of the receipt, exercise and disposition of the Rights acquired in the Rights Offering and the material tax consequences to U.S. Holders (as defined below), Puerto Rico U.S. Holders (as defined below), and Puerto Rico corporations, collectively, the “Holders,” of the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege.

You are a U.S. Holder if you are a beneficial owner of Rights or shares of Common Stock and you are:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons,” as defined in the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”), have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Department regulations to be treated as a United States person.

You are a “Non-U.S. Holder” if you are a beneficial owner of Rights or shares of Common Stock and are not a U.S. Holder and are not a partnership or other entity treated as a partnership for United States federal income tax purposes.

The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include Puerto Rico corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof) within the meaning of Sections 933 and 937 of the U.S. Code.

The following discussion is based upon the provisions of the U.S. Code, regulations promulgated by the Treasury Department thereunder, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the United States Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to Holders who acquire the subscription rights in the Rights Offering. Further, this discussion assumes that the Rights or shares of Common Stock issued upon exercise of the Rights or, if applicable, the Over-subscription Privilege will be held as capital assets within the meaning of Section 1221 of the U.S. Code. In addition, this discussion does not address all tax considerations that may be applicable to your particular circumstances or to you if you are a U.S. Holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or commodities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	U.S. expatriates;

•	persons deemed to own 10% or more of our voting stock;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt organizations;

•	persons liable for alternative minimum tax;

•	persons that hold shares of Common Stock as part of a straddle or a hedging or conversion transaction; or

•	persons whose “functional currency” is not the United States dollar.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) receives the Rights or holds shares of Common Stock received upon exercise of the Rights or the Over-subscription Privilege, the tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to the United States federal income tax consequences of the receipt and ownership of the Rights or the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege.

You are urged to consult your own tax advisor regarding the United States federal, state, local, non-U.S. and other tax consequences of the receipt and ownership of the Rights acquired in the Rights Offering and the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege.

TAXATION OF RIGHTS HELD BY HOLDERS

Receipt of Rights

Your receipt of Rights in the Rights Offering should be treated as a nontaxable distribution for United States federal income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis and Holding Period of Rights

Your tax basis of the Rights for United States federal income tax purposes will depend on the fair market value of the Rights you receive and the fair market value of your existing shares of Common Stock on the date you receive the Rights.

If the fair market value of the Rights you receive is 15% or more of the fair market value of your existing shares of Common Stock on the date you receive the Rights, then you must allocate the tax basis of your existing shares of Common Stock between the existing shares of Common Stock and the Rights you receive in proportion to their respective fair market values determined on the date you receive the Rights. If the fair market value of the Rights you receive is less than 15% of the fair market value of your existing shares of Common Stock on the date you receive the Rights, the Rights will be allocated a zero tax basis, unless you elect to allocate the tax basis of your existing shares of Common Stock between the existing shares of Common Stock and the Rights you receive in proportion to their respective fair market values determined on the date you receive the Rights. If you choose to allocate the tax basis between your existing shares of Common Stock and the Rights, you must make this election on a statement included with your United States federal income tax return for the taxable year in which you receive the Rights. Such an election is irrevocable. The fair market value of the Rights on the date the Rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the Rights on that date. In determining the fair market value of the Rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the Rights and the trading price of our Common

Stock on the date that the Rights are distributed, the length of the period during which the Rights may be exercised and the fact that the Rights are transferable.

Your holding period of the Rights will include your holding period of the shares of Common Stock with respect to which the Rights were distributed.

Exercise of Rights

You generally will not recognize gain or loss upon exercise of the Rights. The tax basis of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege generally will equal the sum of (i) the subscription price and (ii) the tax basis, if any, of the Rights as determined above. Your holding period of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege will begin on the date the Rights are exercised.

Expiration of Rights

If you do not exercise the Rights, you should not recognize a capital loss for United States federal income tax purposes and any portion of the tax basis of your existing shares of Common Stock previously allocated to the Rights not exercised will be re-allocated to the existing shares.

Sale of Rights

General

Upon a sale or other disposition of a Right, you will generally realize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Right (if any).

U.S. Holders other than Puerto Rico U.S. Holders

The capital gain realized by a noncorporate U.S. Holder, other than a Puerto Rico U.S. Holder, upon a sale or other disposition of a Right is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Puerto Rico U.S. Holders

In general, gain from the sale or other disposition of a Right by a Puerto Rico U.S. Holder will constitute income from sources within Puerto Rico, and will not be includible in such holder’s gross income for, and will be exempt from, U.S. federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. holder’s gross income.

Puerto Rico Corporations

In general, any gain derived by a Puerto Rico corporation from the sale or other disposition of a Right will not be subject to U.S. federal income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation. The U.S. Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

OWNERSHIP OF COMMON STOCK BY HOLDERS

Dividends

General

Under the current source of income rules of the U.S. Code, dividends on shares of our Common Stock will constitute gross income from sources outside the United States if less than 25% of First BanCorp’s gross income for the previous three taxable years is effectively connected with a trade or business in the United States. First BanCorp does not believe that, for any of its taxable years beginning with its formation, 25% or more of its gross income has been effectively connected with a trade or business in the United States nor does it expect that 25% or more of its gross income will be effectively connected with a trade or business in the United States in any future taxable years. Accordingly, dividends paid on shares of our Common Stock will constitute gross income from sources outside the United States as long as First BanCorp continues to meet the gross income test described above. The following discussion regarding Holders of our Common Stock assumes that dividends will constitute income from sources outside the United States.

U.S. Holders other than Puerto Rico U.S. Holders

In general, distributions with respect to our Common Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in Common Stock and thereafter as capital gain from the sale or exchange of such Common Stock. Dividends received by a U.S. corporation do not qualify for the dividends-received deduction. Dividends received by non-corporate U.S. holders, including individuals, qualify for preferential rates of taxation.

Subject to certain conditions and limitations contained in the U.S. Code, any Puerto Rico income tax imposed on dividends distributed by First BanCorp in accordance with Puerto Rico income tax law may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. For purposes of calculating a U.S. Holder’s U.S. foreign tax credit limitation, dividends distributed by First BanCorp will be income from sources outside the United States, and, depending on your circumstances, will be either passive category income or general category income. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Puerto Rico U.S. Holders

In general, distributions of dividends made by First BanCorp on the shares of our Common Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico and will not be includible in the stockholder’s gross income for, and will be exempt from, U.S. federal income taxation. In addition, for U.S. federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

Puerto Rico Corporations

In general, distributions of dividends made by First BanCorp on the shares of our Common Stock to a Puerto Rico corporation will not, in the hands of the Puerto Rico corporation, be subject to U.S. federal income tax if the dividends are not effectively connected with a United States trade or business of the Puerto Rico corporation. The U.S. Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

Gain on Disposition of Common Stock

General

Upon the sale or other disposition of Common Stock, you will generally realize capital gain or loss for United States federal income tax purposes equal to the difference between the value of the amount that you realize and your tax basis in Common Stock.

U.S. Holders other than Puerto Rico U.S. Holders

The capital gain realized by a noncorporate U.S. Holder, other than a Puerto Rico U.S. Holder, upon a sale or other disposition of the Common Stock is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Puerto Rico U.S. Holders

In general, gain from the sale or other disposition of shares of our Common Stock by a Puerto Rico U.S. Holder will constitute income from sources within Puerto Rico, and will not be includible in such stockholder’s gross income for, and will be exempt from, U.S. federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. holder’s gross income.

Puerto Rico corporations

In general, any gain derived by a Puerto Rico corporation from the sale or exchange of Common Stock will not be subject to U.S. federal income tax if the gain is not effectively connected with a United States trade or business of the Puerto Rico corporation. The U.S. Code provides special rules for Puerto Rico corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purpose.

BACKUP WITHHOLDING AND INFORMATION REPORTING

For non-corporate U.S. Holders other than Puerto Rico U.S. Holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made within the United States, and the payment of proceeds to holders from the sale of shares of our Common Stock effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments for non-corporate U.S. Holders other than Puerto Rico U.S. Holders if such holder fails to provide an accurate taxpayer identification number, or if First BanCorp is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on federal income tax returns, or in certain circumstances, if the holder fails to comply with applicable certification requirements. Backup withholding is not an additional tax and amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

CERTAIN PUERTO RICO TAX CONSIDERATIONS

The following discussion describes the material Puerto Rico tax consequences relating to the receipt, exercise and disposition of the Rights acquired in the Rights Offering and to the ownership of shares of Common Stock received upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege. It applies to you only if you acquire the Rights in the Rights Offering and you hold the Rights and your shares of our Common Stock as capital assets for Puerto Rico income tax purposes. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico. It does not address special classes of holders of Rights and/or Common Stock, such as life insurance companies, partnerships, special partnerships, corporations of individuals, registered investment companies, estate and trusts, qualified retirement plan trusts and tax-exempt organizations. Also, it does not apply to holders of Rights and/or Common Stock that exercise the options provided by either Section 1021.04 (for individual taxpayers) or Section 1022.06 (for corporations) of the Internal Revenue Code for a New Puerto Rico (the “PR Code”) to continue to determine their tax responsibility for the 5-year period indicated therein under the provisions of the Internal Revenue Code of Puerto Rico of 1994, as amended, which was repealed by the PR Code effective for taxable years commencing in 2011.

This discussion is based on the provisions of the PR Code and other tax laws of Puerto Rico as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this discussion.

You are urged to consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

For purposes of the following discussion, the term “Puerto Rico Corporation” is used to refer to a corporation organized under the laws of Puerto Rico and the term “Foreign Corporation” is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

TAXATION OF RIGHTS

Receipt of Rights

Your receipt of Rights in the Rights Offerings should be treated as a nontaxable distribution for Puerto Rico income tax purposes. The discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis and Holding Period of Rights

Your tax basis of the Rights for Puerto Rico income tax purposes will depend on the fair market value of the Rights you receive and the fair market value of your existing shares of Common Stock on the date you receive the Rights.

The tax basis of the Rights will be determined by allocating the tax basis of your existing shares of Common Stock between the existing shares of Common Stock and the Rights you receive in proportion to their respective fair market values determined on the date you receive the Rights. If the Rights are determined to have no fair market value, the Rights will be allocated a zero tax basis and no part of the basis of the existing shares of Common Stock will have to be allocated between the existing shares of Common Stock and the Rights. The fair market value of the Rights on the date the Rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the Rights on that date. In determining the fair market value of the Rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the Rights and the trading price of our Common Stock on the date that the Rights are distributed, the length of the period during which the Rights may be exercised and the fact that the Rights are transferable.

Your holding period of the Rights will include your holding period of the shares of Common Stock with respect to which the Rights were distributed.

Exercise of Rights

You generally will not recognize gain or loss upon exercise of the Rights. The tax basis of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege generally will equal the sum of (i) the subscription price and (ii) the tax basis, if any, of the Rights as determined above. Your holding period of the shares of Common Stock you receive upon exercise of the Rights or, if applicable, upon exercise of the Over-subscription Privilege will begin on the date the Rights are exercised.

Expiration of Rights

If you do not exercise the Rights, you should not recognize a capital loss for Puerto Rico income tax purposes and any portion of the tax basis of your existing shares of Common Stock previously allocated to the Rights not exercised will be re-allocated to the existing shares.

Sale of Rights

General

The sale or exchange of the Rights will give rise to gain or loss for Puerto Rico tax purposes equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the Rights in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Rights are held as a capital asset by the holder and will be a long-term capital gain or loss if the holder’s holding period of the Rights exceeds six months.

Individual Residents of Puerto Rico and Puerto Rico Corporations

Gain on the sale or exchange of the Rights by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the holder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the holder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

Individual residents of Puerto Rico are subject to alternative minimum tax (“AMT”) on the alternative minimum tax net income (the “AMT Net Income”) if their regular tax liability is less than the alternative minimum tax liability. The AMT rates range from 10% to 20% depending on AMT Net Income. At present, AMT applies with respect to individual taxpayers that have AMT Net Income of $150,000 or more. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential tax rates, such as long-term capital gains recognized on the disposition of the Rights.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the recognition of long-term capital gains on the disposition of the Rights.

Individuals Not Residents of Puerto Rico

Individuals who are not residents of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of the Rights if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, the gain from the sale or exchange of the Rights by individuals not residing in Puerto Rico constitutes income from sources outside Puerto Rico and, therefore, such gain is not subject to Puerto Rico income tax in the case of such individuals.

Foreign Corporations

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of the Rights if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of the Rights that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax on any capital gain realized on the sale or exchange of the Rights since the gain from the sale or exchange of the Rights by a foreign corporation constitutes income from sources outside Puerto Rico.

OWNERSHIP AND DISPOSITION OF COMMON STOCK

Taxation of Dividends

General

Distributions of cash or other property made by First BanCorp on the shares of our Common Stock will be treated as dividends to the extent that First BanCorp has current or accumulated earnings and profits. To the extent that a distribution exceeds First BanCorp’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. The excess of any distribution of this type over the adjusted Puerto Rico income tax basis will be treated as gain on the sale or exchange of the shares of our Common Stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on shares of our Common Stock received by individuals not residents of Puerto Rico and foreign corporations assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. First BanCorp. has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since inception.

Individual Residents of Puerto Rico and Puerto Rico Corporations

In general, individuals who are residents of Puerto Rico will be subject to a 10% Puerto Rico income tax on dividends paid on the shares of our Common Stock. This tax is generally required to be withheld by First BanCorp. Such individuals may elect for this withholding not to apply by providing us a written statement opting-out of such withholding provided the shares of our Common Stock are held in their names. If such individual holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, the procedures described in “—Special Withholding Tax Considerations” below should be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the Puerto Rico resident individual opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates, which may be up to 33%. Even if the withholding is actually made, the individual may elect, upon filing his Puerto Rico income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

Individual residents of Puerto Rico are subject to AMT on the AMT Net Income if their regular tax liability is less than the alternative minimum tax liability. The AMT rates range from 10% to 20% depending on the AMT Net Income. At present, AMT applies with respect to individual taxpayers that have AMT Net Income of $150,000 or more. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our Common Stock and long-term capital gains recognized on the disposition of our Common Stock.

Puerto Rico Corporations will be subject to Puerto Rico income tax on dividends paid on the shares of our Common Stock at the normal corporate income tax rates, subject to the dividend received deduction. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 30%, the maximum effective income tax rate on these dividends will be 4.50% after accounting for the dividend received deduction. In the case of Puerto Rico Corporations, no Puerto Rico income tax withholding will be imposed on dividends paid on the shares of our Common Stock provided such shares are held in the name of the Puerto Rico Corporation. If such Puerto Rico Corporation holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our Common Stock held on behalf of such Puerto Rico Corporation unless the procedures described in “—Special Withholding Tax Considerations” below are followed to certify us through DTC that the beneficial owner of our Common Stock is a Puerto Rico Corporation. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the Puerto Rico Corporation.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the receipt of dividends on the shares of our Common Stock.

United States Citizens Not Residents of Puerto Rico

Dividends paid on the shares of our Common Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax which will be withheld by First BanCorp. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the normal income tax so determined by said individual shareholder. Provided the shares of our Common Stock are held in the name of these individual shareholders, no 10% Puerto Rico income tax withholding will be made if such individual shareholder opts out of the 10% withholding tax by providing us: (i) a written statement opting-out of such withholding; and (ii) a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $3,500 if single or $7,000 if married fling a joint return. If such United States citizen not resident of Puerto Rico holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, the procedures described in “—Special Withholding Tax Considerations” below should be followed for purposes of opting-out of the 10% Puerto Rico withholding tax. If the United States Citizen not resident of Puerto Rico opts-out of the 10% Puerto Rico withholding tax, he or she will be required to include the amount of the dividend as ordinary income and will be subject to Puerto Rico income tax thereon at the normal income tax rates applicable to Puerto Rico resident individuals.

A United States citizen who is not a resident of Puerto Rico will be subject to Puerto Rico AMT as provided in the rules described under the heading “Individuals Residents of Puerto Rico and Puerto Rico Corporations.”

Individuals Not Citizens of the United States and Not Residents of Puerto Rico

Dividends paid on the shares of our Common Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% Puerto Rico income tax which will be withheld at source by First BanCorp.

Foreign Corporations

The Puerto Rico income taxation of dividends paid on the shares of our Common Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the shares of our Common Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with dividends received from Puerto Rico corporations. No Puerto Rico income tax withholding will be imposed on dividends paid to foreign corporations engaged in a trade or business in Puerto Rico on the shares of our Common Stock provided such shares are held in the name of such foreign corporation. If such foreign corporation holds the shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC, then, a 10% Puerto Rico income tax withheld at source will be made on dividends paid on the shares of our Common Stock held on behalf of such foreign corporation unless the procedures described in “—Special Withholding Tax Considerations” below are followed to certify us through DTC that the beneficial owner of our Common Stock is a foreign corporation engaged in trade or business in Puerto Rico. If the withholding is actually made, the 10% Puerto Rico income tax withheld is creditable against the Puerto Rico income tax liability of the foreign corporation.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the shares of our Common Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% Puerto Rico withholding tax on dividends received on the shares of our Common Stock.

Special Withholding Tax Considerations

Payments of dividends to investors that hold their shares of our Common Stock in the name of a broker or other direct or indirect participant of DTC will be subject to a 10% Puerto Rico income tax withheld at source unless such investor, under the rules described above, is entitled to opt-out of such withholding if the shares would have been held in his name (such as individuals residents of Puerto Rico, Puerto Rico corporations, United States citizens not residents of Puerto Rico and foreign corporations engaged in trade or business in Puerto Rico) and his broker or other direct or indirect participant of DTC certifies to First BanCorp through DTC that either (i) the holder of the shares of our Common Stock is a Puerto Rico corporation or a foreign corporation engaged in trade or business in Puerto Rico, or (ii) the holder of the shares of our Common Stock is an individual, estate or trust resident of Puerto Rico or a United States citizen not resident of Puerto Rico that has provided a written statement to the broker/dealer opting-out of such withholding. A United States citizen not resident of Puerto Rico must also timely file with the broker/dealer a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $3,500 if single or $7,000 if married filing jointly.

Taxation of Gains Upon Sales Or Exchanges

General

The sale or exchange of shares of our Common Stock will give rise to gain or loss for Puerto Rico tax purposes equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the shares of our Common Stock are held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder’s holding period of the shares of our Common Stock exceeds six months.

Individual Residents of Puerto Rico and Puerto Rico Corporations

Gain on the sale or exchange of shares of our Common Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

Individual residents of Puerto Rico are subject to AMT on the AMT Net Income if their regular tax liability is less than the alternative minimum tax liability. The AMT rates range from 10% to 20% depending on the AMT Net Income. At present, AMT applies with respect to individual taxpayers that have AMT Net Income of $150,000 or more. The AMT Net Income includes various categories of tax-exempt income and income subject to preferential tax rates as provided in the PR Code, such as dividends on our Common Stock and long-term capital gains recognized on the disposition of our Common Stock.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the recognition of long-term capital gains on the disposition of the shares of our Common Stock.

Individuals Not Residents of Puerto Rico

Individuals who are not residents of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of shares of our Common Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, the gain from the sale or exchange of shares of our Common Stock by individuals not residing in Puerto Rico constitutes income from sources outside Puerto Rico and, therefore, such gain is not subject to Puerto Rico income tax in the case of such individuals.

Foreign Corporations

A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of shares of our Common Stock if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of shares of our Common Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will not be subject to Puerto Rico income tax on any capital gain realized on the sale or exchange of our Common Stock since the gain from the sale or exchange of the Common Stock by a foreign corporation constitutes income from sources outside Puerto Rico.

ESTATE AND GIFT TAXATION

The transfer of shares of our Common Stock by inheritance by a decedent who was a resident of Puerto Rico at the time of his or her death and did not own more than 10% of our stock (by value or vote) will not be subject to estate tax if the decedent was not a citizen of the United States or a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. Likewise, the transfer of shares of our Common Stock by gift by an individual who is a resident of Puerto Rico at the time of the gift and did not own more than 10% of our stock (by value or vote) will not be subject to gift tax. Other individuals are urged to consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the shares of our Common Stock by death or gift.

MUNICIPAL LICENSE TAXATION

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the shares of our Common Stock or on any gain realized on the sale, exchange or redemption of the shares of our Common Stock.

Individuals, residents or non-residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the shares of our Common Stock and on the gain realized on the sale, exchange or redemption of the shares of our Common Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

PROPERTY TAXATION

The shares of our Common Stock will not be subject to Puerto Rico property tax.

LEGAL MATTERS

The validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Lawrence Odell, Esq., Executive Vice President and General Counsel. As of the date of this filing, Lawrence Odell, Esq., beneficially owns, directly or indirectly, 14,999 shares of our Common Stock, as determined in accordance with Rule 13d-3 of the Exchange Act.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Up to 10,651,835 Shares of Common Stock
Issuable upon the Exercise of Transferable Subscription Rights at $3.50 per share

PROSPECTUS

The date of this prospectus is October 25, 2011